As filed with the Securities and Exchange Commission on November 19, 2004 Registration Nos. 333-117416 333-118333 333-118332 333-114578 333-113128 333-119209

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST

Intermediate Term Trust 77

National Trust 404 (Insured)

National Trust 405

California Trust 216

Florida Trust 137

New York Trust 250

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN

CITIGROUP GLOBAL MARKETS INC.

125 Broad Street, 11th Floor

New York, New York 10004

Copy to:

MICHAEL R. ROSELLA, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

75 East 55th Street

New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT

SECURITIES TRUST

Intermediate Term Trust 77

National Trust 404 (Insured)

National Trust 405

California Trust 216

Florida Trust 137

New York Trust 250

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Citigroup Global Markets Inc. and consists of six separate unit investment trusts: Intermediate Term Trust 77, National Trust 404 (Insured), National Trust 405, California Trust 216, Florida Trust 137 and New York Trust 250. The Intermediate Term Trust contains a fixed portfolio of intermediate-term municipal bonds and the National (Insured), National, California, Florida and New York Trusts each contain a fixed portfolio of long-term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 19, 2004

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF NOVEMBER 18, 2004

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the National Trust (Insured) are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not the value of the bonds before they mature). As a result, all of the bonds in the National Trust (Insured) are rated AAA by Standard & Poor’s or Fitch Ratings or Aaa by Moody’s.

All of the bonds in the Intermediate Term, National, California, Florida and New York Trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is also generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•	The effective maturity of a long-term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•	The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors of an uninsured trust. Investors of an insured trust could lose interest income and/or principal if the issuer and the insurer of a municipal bond both default in making their payment obligation.

•	Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

•	Under certain circumstances a holder may recognize taxable income from its investment in the Trust due to, for example, original issue discount, market discount or capital gains.

The Public Offering Price

The Public Offering Price plus estimated organization costs per unit as of November 18, 2004, would have been $1,061.41 for the Intermediate Term Trust, $1,049.17 for the National Trust (Insured), $1,057.59 for the National Trust, $1,064.99 for the California Trust, $1,062.56 for the Florida Trust and $1,068.11 for the New York Trust.

During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the Intermediate Term Trust and 4.70% (4.932% of the aggregate offering price of the bonds per unit) for the National (Insured), National, California, Florida and New York Trusts.

•	adding a per unit amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the Intermediate Term Trust and 4.70% (4.932% of the aggregate bid price of the bonds per unit) for the National (Insured), National, California, Florida and New York Trusts.

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR INTERMEDIATE TERM TRUST 77

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	3.70%	$39.18
Reimbursement to Sponsor for Estimated Organization Costs	.236%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.096%	$.98
Other Operating Expenses	.052%	$.53
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.173%	$1.76

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .173% and a 5% annual return on the investment throughout the periods	$410	$447	$487	$606

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 404 (INSURED)

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.19
Reimbursement to Sponsor for Estimated Organization Costs	.239%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.101%	$1.01
Other Operating Expenses	.045%	$.45
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.171%	$1.71

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .171% and a 5% annual return on the investment throughout the periods	$510	$546	$585	$701

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 405

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.59
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.110%	$1.11
Other Operating Expenses	.041%	$.41
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.176%	$1.77

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .176% and a 5% annual return on the investment throughout the periods	$510	$547	$588	$707

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR CALIFORNIA TRUST 216

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.94
Reimbursement to Sponsor for Estimated Organization Costs	.235%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.094%	$.95
Other Operating Expenses	.057%	$.58
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.176%	$1.78

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .176% and a 5% annual return on the investment throughout the periods	$510	$547	$588	$707

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR FLORIDA TRUST 137

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.82
Reimbursement to Sponsor for Estimated Organization Costs	.236%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.108%	$1.09
Other Operating Expenses	.045%	$.46
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.178%	$1.80

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .178% and a 5% annual return on the investment throughout the periods	$510	$548	$589	$710

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 250

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$50.08
Reimbursement to Sponsor for Estimated Organization Costs	.235%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.106%	$1.08
Other Operating Expenses	.046%	$.47
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.177%	$1.80

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .177% and a 5% annual return on the investment throughout the periods	$510	$547	$588	$708

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF NOVEMBER 18, 2004 ♦

Sponsor

Citigroup Global Markets Inc.

Trustee

The Bank of New York

Evaluator

Standard & Poor’s Securities Evaluations, Inc.

Date of Deposit and of Trust Agreement

November 18, 2004

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing December 1, 2004.

Distribution Dates

The fifteenth day of each month, commencing December 15, 2004.**

Evaluation Time

As of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per Bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

♦	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $1.43 for the Intermediate Term Trust, $1.69 for the National Trust (Insured), $1.76 for the National Trust, $1.74 for the California Trust, $1.72 for the Florida Trust and $1.71 for the New York Trust will be made on December 15, 2004.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF NOVEMBER 18, 2004

	Intermediate Term Trust 77	National Trust 404 (Insured)	National Trust 405
Principal Amount of Bonds in Trust	$4,000,000	$5,000,000	$8,000,000
Number of Units	4,000	5,000	8,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/4,000	1/5,000	1/8,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$2,000,000	$2,500,000	$4,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$4,078,911	$4,987,379	$8,043,993

Divided by Number of Units	$1,019.73	$997.48	$1,005.50
Plus: Sales Charge (3.70% for the Intermediate Term Trust and 4.70% for the National (Insured) and National Trusts of the Public Offering Price)	$39.18	$49.19	$49.59

Public Offering Price per Unit	$1,058.91	$1,046.67	$1,055.09
Plus: Estimated Organization Costs	$2.50	$2.50	$2.50
Plus: Accrued Interest*	$.66	$.78	$.81

Total	$1,062.07	$1,049.95	$1,058.40

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,019.73	$997.48	$1,005.50
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$1,012.53	$988.67	$996.09

Difference Between per Unit Offering and Bid Prices of Bonds	$7.20	$8.81	$9.41

Calculation of Estimated Net Annual Income per Unit:***
Estimated Annual Income per Unit	$41.60	$48.51	$50.61
Less: Estimated Trustee’s Annual Fee****	$.98	$1.01	$1.11
Less: Other Estimated Annual Expenses	$.78	$.70	$.66

Estimated Net Annual Income per Unit	$39.84	$46.80	$48.84

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$39.84	$46.80	$48.84
Divided by 12	$3.32	$3.90	$4.07
Accrued interest from the day after the Date of Deposit to the first record date**	$1.43	$1.69	$1.76
First distribution per Unit	$1.43	$1.69	$1.76
Daily Rate (360-day basis) of Income Accrual per Unit	$.1106	$.1300	$.1356
Estimated Current Return based on Public Offering Price*****	3.75%	4.46%	4.62%
Estimated Long-Term Return*****	3.29%	4.29%	4.21%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.11, $.05 and $.11 per Unit for the Intermediate Term Trust, the National Trust (Insured) and the National Trust, respectively. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the Intermediate Term Trust, the Estimated Annual Income per Unit will be $41.49; the Estimated Trustee’s Annual Fee will be $.87; and the Estimated Net Annual Income will remain the same as shown. During the first year for the National Trust (Insured), the Estimated Annual Income per Unit will be $48.46; the Estimated Trustee’s Annual Fee will be $.96; and the Estimated Net Annual Income per Unit will remain the same as shown. During the first year for the National Trust, the Estimated Annual Income per Unit will be $50.50; the Estimated Trustee’s Annual Fee will be $1.00; and the Estimated Net Annual Income per Unit will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF NOVEMBER 18, 2004

	California Trust 216	Florida Trust 137	New York Trust 250
Principal Amount of Bonds in Trust	$3,000,000	$3,000,000	$4,000,000
Number of Units	3,000	3,000	4,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/3,000	1/3,000	1/4,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,500,000	$1,500,000	$2,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$3,037,649	$3,030,728	$4,062,128

Divided by Number of Units	$1,012.55	$1,010.24	$1,015.53
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.94	$49.82	$50.08

Public Offering Price per Unit	$1,062.49	$1,060.06	$1,065.61
Plus: Estimated Organization Costs	$2.50	$2.50	$2.50
Plus: Accrued Interest*	$.80	$.79	$.79

Total	$1,065.79	$1,063.35	$1,068.90

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,012.55	$1,010.24	$1,015.53
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$1,006.37	$1,001.26	$1,005.50

Difference Between per Unit Offering and Bid Prices of Bonds	$6.18	$8.98	$10.03

Calculation of Estimated Net Annual Income per Unit:***
Estimated Annual Income per Unit	$50.14	$49.56	$49.32
Less: Estimated Trustee’s Annual Fee****	$.95	$1.09	$1.08
Less: Other Estimated Annual Expenses	$.83	$.71	$.72

Estimated Net Annual Income per Unit	$48.36	$47.76	$47.52

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$48.36	$47.76	$47.52
Divided by 12	$4.03	$3.98	$3.96
Accrued interest from the day after the Date of Deposit to the first record date**	$1.74	$1.72	$1.71
First distribution per Unit	$1.74	$1.72	$1.71
Daily Rate (360-day basis) of Income Accrual per Unit	$.1343	$.1326	$.1320
Estimated Current Return based on Public Offering Price*****	4.54%	4.49%	4.45%
Estimated Long-Term Return*****	4.41%	4.23%	4.25%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.27 and $.06 per Unit for the Florida Trust and the New York Trust, respectively. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the Florida Trust, the Estimated Annual Income per Unit will be $49.29; the Estimated Trustee’s Annual Fee will be $.82; and the Estimated Net Annual Income will remain the same as shown. During the first year for the New York Trust, the Estimated Annual Income per Unit will be $49.26; the Estimated Trustee’s Annual Fee will be $1.02; and the Estimated Net Annual Income per Unit will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF NOVEMBER 18, 2004

	Intermediate Term Trust 77	National Trust 404 (Insured)	National Trust 405
Number of municipal bonds (from 10 states for the Intermediate Term Trust, from 12 states for the National Trust (Insured) and from 14 states for the National Trust)	16	14	20
Number of bonds issued with “original issue discount”	10	11	18
Average life to maturity of the bonds in the Trust (in years)	10.0	32.3	27.6

	Percentages†	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	12.8%	15.3%	0.0%
General obligation bonds backed by the taxing power of state issuer	15.6%	10.2%	12.7%
Bonds not supported by the issuer’s power to levy tax	84.4%	89.8%	87.3%
The bonds derived their income from the following primary sources:
• educational facilities	13.4%	25.3%*	18.7%
• gas works facilities	0.0%	10.2%	0.0%
• hospital and health care facilities	23.8%	0.0%	24.3%
• housing facilities	6.5%	0.0%	0.0%
• industrial development facilities	25.2%*	0.0%	0.0%
• lease rental payments	5.7%	0.0%	3.9%
• pollution control facilities	0.0%	0.0%	6.7%
• public improvement facilities	0.0%	0.0%	2.1%
• recreational facilities	9.8%	10.3%	4.5%
• transportation facilities	0.0%	16.5%	9.9%
• various purpose	0.0%	10.3%	0.0%
• water and sewer facilities	0.0%	17.2%	17.2%
The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	26.1%	81.5%	27.1%
AA	29.4%	0.0%	20.2%
A	31.9%	0.0%	17.5%

Total	87.4%	81.5%	64.8%

• Moody’s
Aaa	0.0%	18.5%	11.8%
A	12.6%	0.0%	23.4%

Total	12.6%	18.5%	35.2%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	0.0%	20.4%	3.4%
• FGIC	10.3%	8.1%	5.4%
• FSA	0.0%	15.6%	6.5%
• MBIA	6.3%	35.4%	4.5%
• Radian	9.3%	0.0%	14.6%
• XLCA	5.7%	20.5%	13.1%

Total	31.6%	100.0%	47.5%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF NOVEMBER 18, 2004

	California Trust 216	Florida Trust 137	New York Trust 250
Number of municipal bonds (from California and Puerto Rico for the California Trust, from Florida and Puerto Rico for the Florida Trust and from New York and Puerto Rico for the New York Trust)	13	9	12
Number of bonds issued with “original issue discount”	12	8	7
Average life to maturity of the bonds in the Trust (in years)	32.7	29.0	28.3

	Percentages†	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	54.1%	8.3%	2.9%
General obligation bonds backed by the taxing power of state issuer	13.8%	0.0%	12.5%
Bonds not supported by the issuer’s power to levy tax	86.2%	100.0%	87.5%
The bonds derived their income from the following primary sources:
• educational facilities	8.8%	27.3%*	19.5%
• hospital and health care facilities	12.4%	21.6%	9.9%
• power facilities	0.0%	8.5%	15.5%
• public improvement facilities	0.0%	12.1%	0.0%
• sales tax	0.0%	0.0%	12.6%
• tax allocation	11.8%	0.0%	0.0%
• tobacco settlement	18.5%	0.0%	0.0%
• transportation facilities	8.3%	19.6%	18.0%
• various purpose	16.2%	0.0%	0.0%
• water and sewer facilities	10.2%	10.9%	12.0%
The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	28.6%	30.6%	0.0%
AA	38.5%	24.9%	58.8%
A	20.7%	17.2%	34.3%

Total	87.8%	72.7%	93.1%

• Moody’s
Aaa	3.4%	27.3%	0.0%
Aa	8.8%	0.0%	6.9%

Total	12.2%	27.3%	6.9%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	15.0%	0.0%	0.0%
• FGIC	4.2%	22.6%	0.0%
• FSA	3.4%	0.0%	0.0%
• MBIA	9.4%	35.4%	0.0%
• Radian	38.5%	12.1%	0.0%

Total	70.5%	70.1%	0.0%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Intermediate Term Trust 77	National Trust 404 (Insured)	National Trust 405	California Trust 216	Florida Trust 137	New York Trust 250
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	3,500	1,250	2,750	2,800	2,900	1,300

SWS Securities 45 Broadway New York, New York 10006	—	500	2,250	—	—	2,000

Advest, Inc. 90 State House Square Hartford, Connecticut 06103	—	1,000	500	—	—	500

Pershing Trading Company, L.P. 1 Pershing Plaza Jersey City, New Jersey 07399	—	1,000	1,000	—	—	—

RBC Dain Rauscher, Inc. 60 South Sixth Street Minneapolis, Minnesota 55402	—	750	750	—	—	—

Wachovia Securities LLC 901 East Byrd Street Richmond, Virginia 23219	100	250	500	100	100	100

UBS Financial Services Inc. 1285 Avenue of the Americas, 9th Floor New York, New York 10019	400	250	250	100	—	100

Total	4,000	5,000	8,000	3,000	3,000	4,000

Report of Independent Registered Public Accounting Firm

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust, Intermediate Term Trust 77, National Trust 404 (Insured), National Trust 405, California Trust 216, Florida Trust 137 and New York Trust 250

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 77, National Trust 404 (Insured), National Trust 405, California Trust 216, Florida Trust 137 and New York Trust 250 as of November 18, 2004. These financial statements are the responsibility of the Sponsor (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on November 18, 2004, and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, Intermediate Term Trust 77, National Trust 404 (Insured), National Trust 405, California Trust 216, Florida Trust 137 and New York Trust 250 as of November 18, 2004, in conformity with U.S. generally accepted accounting principles.

New York, New York

November 18, 2004

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, NOVEMBER 18, 2004

	TRUST PROPERTY
	Intermediate Term Trust 77	National Trust 404 (Insured)	National Trust 405
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$4,078,911	$4,987,379	$8,043,993
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	24,696	48,854	82,243
Cash (3)	10,000	12,500	20,000

Total	$4,113,607	$5,048,733	$8,146,236

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$24,696	$48,854	$82,243
Reimbursement to Sponsor for Organization Costs (3)	10,000	12,500	20,000

	34,696	61,354	102,243

Interest of Unit Holders:
Units of fractional undivided interest outstanding (Intermediate Term Trust 77: 4,000; National Trust 404 (Insured): 5,000; National Trust 405: 8,000)
Cost to investors (4)	4,245,640	5,245,850	8,460,720
Less—Gross underwriting commission (5)	156,729	245,971	396,727
Less—Organization Costs (3)	10,000	12,500	20,000

Net amount applicable to investors	4,078,911	4,987,379	8,043,993

Total	$4,113,607	$5,048,733	$8,146,236

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 4:00 p.m. on November 18, 2004, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” The aggregate cost to the Trusts of all the Bonds listed under the Portfolios of Securities is $27,240,788. Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $28,000,000 which was deposited with the Trustee for the purchase of $27,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost to the Sponsor of $26,979,087 plus $257,242 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 4,000 Units of the Intermediate Term Trust, 5,000 Units of the National Trust (Insured) and 8,000 Units of the National Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 3.70%, 4.70% and 4.70% computed on 4,000 Units of the Intermediate Term Trust, 5,000 Units of the National Trust (Insured) and 8,000 Units of the National Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, NOVEMBER 18, 2004

	TRUST PROPERTY
	California Trust 216	Florida Trust 137	New York Trust 250
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$3,037,649	$3,030,728	$4,062,128
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	40,199	17,772	43,478
Cash (3)	7,500	7,500	10,000

Total	$3,085,348	$3,056,000	$4,115,606

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$40,199	$17,772	$43,478
Reimbursement to Sponsor for Organization Costs (3)	7,500	7,500	10,000

	47,699	25,272	53,478

Interest of Unit Holders:
Units of fractional undivided interest outstanding (California Trust 216: 3,000; Florida Trust 137: 3,000; New York Trust 250: 4,000)
Cost to investors (4)	3,194,970	3,187,680	4,272,440
Less—Gross underwriting commission (5)	149,821	149,452	200,312
Less—Organization Costs (3)	7,500	7,500	10,000

Net amount applicable to investors	3,037,649	3,030,728	4,062,128

Total	$3,085,348	$3,056,000	$4,115,606

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 4:00 p.m. on November 18, 2004, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” The aggregate cost to the Trusts of all the Bonds listed under the Portfolios of Securities is $27,240,788. Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $28,000,000 which was deposited with the Trustee for the purchase of $27,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost to the Sponsor of $26,979,087 plus $257,242 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 3,000 Units of the California Trust, 3,000 Units of the Florida Trust and 4,000 Units of the New York Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 3,000 Units of the California Trust, 3,000 Units of the Florida Trust and 4,000 Units of the New York Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

INTERMEDIATE TERM TRUST 77—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$175,000	Osceola County, Florida, School Board Certificates of Participation, FGIC Insured, 3.625% Due 6/1/2017	AAA	12/1/14 @ 100	$168,578	4.000%	$6,343

2.	100,000	Sunshine State Government Finance Commission, Florida, Revenue Bonds, 3.625% Due 10/1/2015	AA	10/1/13@ 100	98,450	3.800	3,625

3.	500,000	St. Martin Parish, Louisiana, Industrial Development Revenue Bonds, Cargill Inc. Project, 4.35% Due 10/1/2012	A+	—	520,260	3.750	21,750

4.	250,000	Seaway Port Authority Duluth, Minnesota, Industrial Development, Dock & Wharf Revenue Bonds, Cargill Inc. Project, 4.20% Due 5/1/2013	A+	—	258,080	3.750	10,500

5.	300,000	Missouri State Development Finance Board, Infrastructure Facilities Aquatics Facilities Project, 3.875% Due 2/1/2013	A+	—	300,930	3.830	11,625

6.	500,000	Boone County, Missouri, Hospital Revenue Bonds, Boone Hospital Center, 4.375% Due 8/1/2014	A3*	— SF 8/1/11 @ 100	514,930	4.000	21,875

7.	250,000	Morris-Union Jointure Community, New Jersey, Certificates of Participation, Radian Insured, 3.90% Due 5/1/2014	AA	—	249,018	3.950	9,750

8.	225,000	City of New York, New York, General Obligation Bonds, 3.75% Due 11/1/2014	A	—	223,150	3.850	8,438

9.	265,000	Southampton Town, New York, General Obligation Bonds, MBIA Insured, 3.50% Due 11/1/2016	AAA	11/1/14 @ 100	257,914	3.780	9,275

TAX EXEMPT SECURITIES TRUST

INTERMEDIATE TERM TRUST 77—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

10.	$105,000	Suffolk County, New York, Industrial Development Agency, Civic Facility Revenue Bonds, Family Service League of Suffolk County, Inc. Civic Facility, 4.00% Due 11/1/2014	AA–	—	$105,427	3.950%	$4,200

11.	330,000	North Carolina Medical Care Commission, Health Care Facilities Revenue Bonds, Novant Health Obligated Group, 5.00% Due 11/1/2017	AA–	11/1/13 @ 100	352,060	4.100	16,500

12.	125,000	Pennsylvania State Higher Educational Facilities Authority Revenue Bonds, St. Joseph University, Radian Insured, 4.30% Due 12/15/2014	AA	6/15/13 @ 100	129,071	3.850	5,375

13.	250,000	Woonsocket, Rhode Island, Housing Authority Revenue Bonds, Capital Funds Housing, 4.50% Due 9/1/2014	AA–	9/1/13 @ 103	264,598	3.780	11,250

14.	250,000	Brazos River Authority, Texas, Revenue Bonds, Centerpoint Energy, FGIC Insured, 4.25% Due 12/1/2017	AAA	6/1/14 @ 100	250,970	4.200	10,625

15.	150,000	Princeton, Texas, Independent School District, General Obligation Bonds, 4.20% Due 2/15/2015	AAA	2/15/12 @ 100	153,761	3.800	6,300

16.	225,000	Service Center Relocation Incorporated, Texas, Lease Revenue Bonds, Service Center Project, XLCA Insured, 4.00% Due 3/1/2013	AAA	—	231,714	3.580	9,000

	$4,000,000				$4,078,911		$166,431

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 404 (INSURED)—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	Alaska Municipal Bond Bank Authority Revenue Bonds, MBIA Insured, 5.00% Due 1/1/2035	AAA	7/1/14 @ 100 SF 1/1/28 @ 100	$511,475	4.700%	$25,000

2.	500,000	Northwest Parking Public Highway Authority, Colorado, Revenue Bonds, FSA Insured, 5.25% Due 6/15/2041	AAA	6/15/11 @ 102 SF 6/15/32 @ 100	522,795	4.600	26,250

3.	350,000	JEA, Florida, Water & Sewer System Revenue Bonds, MBIA Insured, 4.25% Due 10/1/2029	AAA	10/1/13 @ 100 SF 10/1/25 @ 100	329,476	4.650	14,875

4.	250,000	City of Atlanta, Georgia, Water and Wastewater Revenue Bonds, FSA Insured, 5.00% Due 11/1/2043	AAA	11/1/14 @ 100 SF 11/1/38 @ 100	254,905	4.750	12,500

5.	500,000	Illinois Development Finance Authority, Gas Supply Revenue Bonds, People Gas Light & Coke, AMBAC Insured, 5.00% Due 2/1/2033	AAA	2/1/13 @ 100	510,080	4.700	25,000

6.	150,000	Chicago, Illinois, O'Hare International Airport Revenue Bonds, Passenger Facilities, MBIA Insured, 4.75% Due 1/1/2035	AAA	1/1/15 @ 100 SF 1/1/32 @ 100	147,630	4.850	7,125

7.	500,000	City of Chicago, Illinois, Neighborhoods Alive 21 Program, General Obligation Bonds, AMBAC Insured, 5.00% Due 1/1/2043	AAA	1/1/14 @ 100 SF 1/1/34 @ 100	507,290	4.800	25,000

8.	100,000	Indianapolis, Indiana, Local Public Improvement Bond Bank, Waterworks Project, MBIA Insured, 5.25% Due 7/1/2033	AAA	7/1/12 @ 100 SF 1/1/29 @ 100	105,513	4.390	5,250

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 404 (INSURED)—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$500,000	Massachusetts State College Building Authority Project Revenue Bonds, XLCA Insured, 5.00% Due 5/1/2043	AAA	5/1/13 @ 100 SF 5/1/40 @ 100	$506,870	4.800%	$25,000

10.	250,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	167,758	4.600	6,250

11.	150,000	Triborough Bridge & Tunnel Authority, New York, General Purpose Revenue Bonds, MBIA Insured, 5.00% Due 1/1/2032	AAA	1/1/12 @ 100 SF 1/1/28 @ 100	153,600	4.600	7,500

12.	250,000	University of Akron, Ohio, General Receipts, FGIC Insured, 4.375% Due 1/1/2031	Aaa*	1/1/14 @ 100 SF 1/1/29 @ 100	237,837	4.700	10,938

13.	500,000	College of Charleston, South Carolina, Academic and Administration Facilities Revenue Bonds, XLCA Insured, 5.125% Due 4/1/2034	Aaa*	4/1/14 @ 100 SF 4/1/31 @ 100	515,925	4.700	25,625

14.	500,000	Harris County, Houston, Texas, Sports Authority Special Revenue Bonds, MBIA Insured, 5.25% Due 11/15/2040	AAA	11/15/11 @ 100 SF 11/15/31 @ 100	516,225	4.700	26,250

	$5,000,000				$4,987,379		$242,563

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 405—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	State of California General Obligation Bonds, 5.25% Due 2/1/2033	A	2/1/13 @ 100 SF 2/1/32 @ 100	$520,230	4.650%	$26,250

2.	500,000	Northwest Parking Public Highway Authority, Colorado, Revenue Bonds, FSA Insured, 5.25% Due 6/15/2041	AAA	6/15/11 @ 102 SF 6/15/32 @ 100	522,795	4.600	26,250

3.	160,000	Beacon Tradeport Community Development District, Miami-Dade County, Florida, Special Assessment Bonds, Commercial Project, Radian Insured, 5.625% Due 5/1/2032	AA	5/1/12 @ 102 SF 5/1/23 @ 100	172,453	4.600	9,000

4.	250,000	North Broward, Florida, Hospital District Revenue Bonds, 6.00% Due 1/15/2031	A–	1/15/11 @ 101 SF 1/15/22 @ 100	266,302	4.900	15,000

5.	255,000	Orange County, Florida, Health Facilities Authority, Adventist Health System Revenue Bonds, 5.625% Due 11/15/2032	A	11/15/12 @ 101 SF 11/15/25 @ 100	270,573	4.800	14,344

6.	500,000	Barnesville-Lamar County, Georgia, Industrial Development Authority, Student Housing Revenue Bonds, Gordon College, 5.00% Due 8/1/2030	A3*	8/1/14 @ 100 SF 8/1/26 @ 100	501,870	4.950	25,000

7.	325,000	Illinois Health Facilities Finance Authority Revenue Bonds, Lake Forest Hospital, 6.00% Due 7/1/2033	A–	7/1/13 @ 100 SF 7/1/24 @ 100	347,513	5.000	19,500

8.	500,000	Louisiana Public Facilities Authority Revenue Bonds, Ochsner Clinic Foundation Project, 5.50% Due 5/15/2032	A3*	5/15/12 @ 101 SF 5/15/28 @ 100	520,635	4.900	27,500

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 405—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$500,000	Michigan State Strategic Fund, Limited Obligation Revenue Bonds, Detroit Edison Company Pollution Control, XLCA Insured, 5.45% Due 9/1/2029	AAA	9/1/11 @ 100	$539,600	4.100%	$27,250

10.	305,000	St. Charles, Missouri, Certificates of Participation, 5.00% Due 5/1/2024	A2*	5/1/13 @ 100 SF 5/1/21 @ 100	313,458	4.600	15,250

11.	250,000	Director of the State of Nevada, Department of Business and Industry, Las Vegas Monorail Project Revenue Bonds, AMBAC Insured, 5.625% Due 1/1/2032	AAA	1/1/10 @ 102 SF 1/1/30 @ 100	274,543	3.850	14,063

12.	645,000	Passaic Valley, New Jersey, Sewer Commissioners, Sewer System Revenue Bonds, FGIC Insured, 2.50% Due 12/1/2032	Aaa*	12/1/13 @ 100 SF 12/1/26 @ 100	432,814	4.600	16,125

13.	460,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 4.50% Due 6/15/2034	AA+	6/15/14 @ 100	448,955	4.650	20,700

14.	500,000	City of Steubenville, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Trinity Health System Obligated Group, 6.50% Due 10/1/2030	A3*	10/1/10 @ 100 SF 10/1/21 @ 100	545,665	4.700	32,500

15.	500,000	College of Charleston, South Carolina, Academic and Administration Facilities Revenue Bonds, XLCA Insured, 5.125% Due 4/1/2034	Aaa*	4/1/14 @ 100 SF 4/1/31 @ 100	515,925	4.700	25,625

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 405—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

16.	$500,000	University of Texas, Permanent University Fund Revenue Bonds, 4.50% Due 7/1/2033	AAA	7/1/14 @ 100 SF 7/1/31 @ 100	$484,330	4.700%	$22,500

17.	250,000	Denton County, Texas, Fresh Water Supply District # 6, Utilities System General Obligation Bonds, Radian Insured, 4.875% Due 2/15/2026	AA	2/15/14 @ 100 SF 2/15/24 @ 100	249,817	4.880	12,187

18.	250,000	Denton County, Texas, Fresh Water Supply District # 6, Utilities System General Obligation Bonds, Radian Insured, 5.00% Due 2/15/2029	AA	2/15/14 @ 100 SF 2/15/27 @ 100	251,822	4.900	12,500

19.	500,000	Harris County, Texas, Municipal Utility District # 157, General Obligation Bonds, Radian Insured, 5.00% Due 3/1/2029	AA	3/1/13 @ 100 SF 3/1/26 @ 100	503,335	4.900	25,000

20.	350,000	Harris County, Houston, Texas, Sports Authority Special Revenue Bonds, MBIA Insured, 5.25% Due 11/15/2040	AAA	11/15/11 @ 100 SF 11/15/31 @ 100	361,358	4.700	18,375

	$8,000,000				$8,043,993		$404,919

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 216—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$310,000	State of California General Obligation Bonds, Radian Insured, 5.00% Due 2/1/2033	AA	2/1/14 @ 100 SF 2/1/30 @ 100	$315,701	4.750%	$15,500

2.	375,000	California Health Facilities Finance Authority Revenue Bonds, Health Facilities Adventist Health System, 5.00% Due 3/1/2033	A	3/1/13 @ 100 SF 3/1/29 @ 100	376,740	4.930	18,750

3.	190,000	Metropolitan Water District Southern California, Waterworks Revenue Bonds, MBIA Insured, 4.50% Due 10/1/2031	AAA	10/1/14 @ 100 SF 10/1/30 @ 100	184,226	4.700	8,550

4.	250,000	Commerce, California, Joint Powers Financing Authority Revenue Bonds, Redevelopment Projects, Radian Insured, 5.00% Due 8/1/2028	AA	8/1/13 @ 100 SF 8/1/24 @ 100	253,860	4.780	12,500

5.	250,000	City of Desert Hot Springs, California, Judgment Obligation Bonds, Radian Insured, 4.75% Due 3/1/2034	AA	3/1/14 @ 100 SF 3/1/30 @ 100	244,182	4.900	11,875

6.	250,000	City of Desert Hot Springs, California, Judgment Obligation Bonds, Radian Insured, 5.00% Due 3/1/2044	AA	3/1/14 @ 100 SF 3/1/35 @ 100	249,127	5.020	12,500

7.	100,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, Radian Insured, 5.50% Due 6/1/2043	AA	6/1/13 @ 100 SF 6/1/39 @ 100	106,293	4.600	5,500

8.	450,000	Golden State, California, Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds, AMBAC Insured, 5.00% Due 6/1/2043	AAA	6/1/13 @ 100 SF 6/1/39 @ 100	455,292	4.830	22,500

TAX EXEMPT SECURITIES TRUST

CALIFORNIA TRUST 216—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$125,000	Los Angeles, California, Department of Water and Power, Waterworks Revenue Bonds, FGIC Insured, 5.00% Due 7/1/2043	AAA	7/1/12 @ 100 SF 7/1/41 @ 100	$126,572	4.800%	$6,250

10.	100,000	Rancho Cucamonga, California, Redevelopment Agency, Tax Allocation Bonds, Rancho Redevelopment Project, MBIA Insured, 5.125% Due 9/1/2030	AAA	9/1/11 @ 100 SF 9/1/26 @ 100	103,024	4.600	5,125

11.	250,000	San Diego County, California, Certificates of Participation, 5.50% Due 9/1/2044	Aa2*	9/1/14 @ 100 SF 9/1/35 @ 100	266,333	4.660	13,750

12.	100,000	Sequoia, California, Unified High School District, General Obligation Bonds, FSA Insured, 5.125% Due 7/1/2031	Aaa*	7/1/11 @ 102 SF 7/1/27 @ 100	103,696	4.600	5,125

13.	250,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	252,603	4.850	12,500

	$3,000,000				$3,037,649		$150,425

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

FLORIDA TRUST 137—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	Florida State Education Systems Housing Facilities, Florida International University, MBIA Insured, 4.50% Due 7/1/2034	Aaa*	7/1/14 @ 101 SF 7/1/28 @ 100	$485,630	4.680%	$22,500

2.	340,000	Beacon Tradeport Community Development District, Miami-Dade County, Florida, Special Assessment Bonds, Commercial Project, Radian Insured, 5.625% Due 5/1/2032	AA	5/1/12 @ 102 SF 5/1/23 @ 100	366,462	4.600	19,125

3.	350,000	Brevard County, Florida, School Board Certificates of Participation, FGIC Insured, 4.50% Due 7/1/2028	Aaa*	1/1/15 @ 100 SF 7/1/26 @ 100	342,506	4.650	15,750

4.	375,000	Jacksonville, Florida, Health Facilities Authority Revenue Bonds, Ascension Health, 5.25% Due 11/15/2032	AA	11/15/12 @ 101 SF 11/15/26 @ 100	388,590	4.750	19,688

5.	350,000	JEA, Florida, Water & Sewer System Revenue Bonds, MBIA Insured, 4.25% Due 10/1/2029	AAA	10/1/13 @ 100 SF 10/1/25 @ 100	329,476	4.650	14,875

6.	335,000	Miami-Dade County, Florida, Aviation Revenue Bonds, Miami International Airport, FGIC Insured, 5.00% Due 10/1/2037	AAA	10/1/14 @ 100 SF 10/1/31 @ 100	342,846	4.700	16,750

7.	250,000	North Broward, Florida, Hospital District Revenue Bonds, 6.00% Due 1/15/2031	A–	1/15/11 @ 101 SF 1/15/22 @ 100	266,303	4.900	15,000

8.	250,000	St. Lucie West Services District, Florida, Utilities Revenue Bonds, MBIA Insured, 5.00% Due 10/1/2038	AAA	10/1/14 @ 101 SF 10/1/35 @ 100	256,312	4.700	12,500

TAX EXEMPT SECURITIES TRUST

FLORIDA TRUST 137—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$250,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	$252,603	4.850%	$12,500

	$3,000,000				$3,030,728		$148,688

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 250—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$500,000	New York City, New York, General Obligation Bonds, 5.00% Due 11/1/2034	A	11/1/14 @ 100 SF 11/1/29 @ 100	$507,825	4.800%	$25,000

2.	270,000	New York City, New York, Industrial Development Agency, Civic Facility Revenue Bonds, Spence School Inc. Project, 5.20% Due 7/1/2034	Aa3*	7/1/12 @ 100 SF 7/1/28 @ 100	280,301	4.600	14,040

3.	500,000	New York City, New York, Transitional Finance Authority, Future Tax Secured Bonds, 5.00% Due 2/1/2033	AA+	2/1/14 @ 100 SF 2/1/29 @ 100	512,945	4.650	25,000

4.	500,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 4.50% Due 6/15/2034	AA+	6/15/14 @ 100	487,995	4.650	22,500

5.	400,000	Dormitory Authority of the State of New York, New York, FHA Insured Mortgage, Ellis Hospital, 4.75% Due 2/15/2032	AA–	8/15/14 @ 100 SF 2/15/29 @ 100	400,592	4.730	19,000

6.	500,000	Dormitory Authority of the State of New York, New York, Personal Income Tax Revenue Bonds, 5.00% Due 3/15/2032	AA	3/15/13 @ 100 SF 3/15/28 @ 100	511,240	4.670	25,000

7.	500,000	Long Island Power Authority, New York, Electric System Revenue Bonds, 5.00% Due 9/1/2027	A–	9/1/13 @ 100 SF 9/1/25 @ 100	512,470	4.650	25,000

8.	105,000	Metropolitan Transportation Authority, New York, Service Contract Revenue Bonds, 5.125% Due 1/1/2029	AA–	7/1/12 @ 100 SF 1/1/26 @ 100	107,960	4.680	5,381

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 250—PORTFOLIO OF SECURITIES

AS OF NOVEMBER 18, 2004

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$100,000	The Port Authority of New York and New Jersey, Consolidated Revenue Bonds, 5.00% Due 1/15/2039	AA–	1/15/14 @ 101 SF 7/15/35 @ 100	$103,014	4.650%	$5,000

10.	260,000	Triborough Bridge & Tunnel Authority, New York, General Purpose Revenue Bonds, 5.00% Due 11/15/2032	AA–	11/15/12 @ 100 SF 11/15/30 @ 100	266,016	4.650	13,000

11.	115,000	Puerto Rico Electric Power Authority, Power Revenue Bonds, 5.125% Due 7/1/2029	A–	7/1/13 @ 100 SF 7/1/25 @ 100	119,168	4.610	5,894

12.	250,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	252,602	4.850	12,500

	$4,000,000				$4,062,128		$197,315

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)	For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)	There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)	Contracts to purchase Bonds were entered into during the period September 16, 2004, through November 18, 2004, with settlement dates on or before December 21, 2004. The Profit to the Sponsor on Deposit totals $34,700 for the Intermediate Term Trust, $50,759 for the National Trust (Insured), $81,793 for the National Trust, $28,785 for the California Trust, $32,389 for the Florida Trust and $33,275 for the New York Trust.

(4)	Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the Date of Deposit. On November 18, 2004, the aggregate bid price of the Bonds was $4,050,100 for the Intermediate Term Trust, $4,943,326 for the National Trust (Insured), $7,968,681 for the National Trust, $3,019,096 for the California Trust, $3,003,779 for the Florida Trust and $4,022,004 for the New York Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be

distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Citigroup Global Markets Inc., as Sponsor, The Bank of New York, as Trustee, and Standard & Poor’s Securities Evaluations, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the Bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the

Date of Deposit. An Intermediate Term Trust (Limited Term) will have a dollar-weighted portfolio maturity of more than three years but no more than eight years from the Date of Deposit. A National Trust (Intermediate/Long Series) will have a dollar-weighted average portfolio maturity of more than eleven years but no more than fifteen years from the Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term

Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Bonds may also be subject to special or extraordinary call provisions. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. The two principal classifications of Bonds are “general obligation” and “revenue” bonds. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer’s taxing power. In addition, certain kinds of “private activity bonds” are issued by public authorities to provide funding for various privately operated industrial facilities (“industrial development revenue bonds”). A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Tobacco Settlement Revenue Bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

Certain Tobacco Settlement Revenue Bonds are issued with “turbo” redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico’s imports. In fiscal year 2002, Puerto Rico experienced an $18.2 billion positive merchandise trade balance.

Puerto Rico has a diversified economy with manufacturing and services comprising its principal sectors. In fiscal year 2002, gross product was $45.2 billion ($35.2 billion in 1996 prices) compared to $44.2 billion ($35.3 billion in 1996 prices) for fiscal year 2001. This represents a nominal increase in gross product from fiscal year 2001 to 2002 of 2.3% (-0.2% in 1996 prices). The performance of the economy during fiscal year 2002 was affected primarily by factors affecting the United States economy. These include exports, direct investment, the amount of federal transfer payments, the level of oil prices and interest rates, the rate of inflation, and tourist expenditures.

Preliminary Fiscal Year 2003 Compared to Fiscal Year 2002. Preliminary General Fund total revenues for fiscal year 2003 were $7.593 billion, representing an increase of $139 million, or 1.9% from actual fiscal year 2002 revenues. The major changes from fiscal year 2002 were: (i) increases in income taxes from individuals of $46 million and in corporate income taxes of $192 million; (ii) increases in excise taxes on alcoholic beverages and cigarettes of $83 million, and increases in motor vehicle excise taxes of $81 million; (iii) an increase in electronic lottery revenues of $32 million; and (iv) a decrease in miscellaneous non-tax revenues of $230 million and in income taxes withheld from non-residents of $66 million. Preliminary total cash expenditures for fiscal year 2003 were $7.590 billion (as compared to $7.026 billion for fiscal year 2002) which amount excludes certain amounts related to fiscal year 2003 but disbursed or to be disbursed in fiscal year 2004. The ending cash balance of the General Fund was reduced from $350 million at the end of fiscal year 2002 to $179 million at the end of fiscal year 2003.

Fiscal Year 2004 Budget Compared to Preliminary Fiscal Year 2003. The General Fund budget for fiscal year 2004, which commenced on July 1, 2003, was approved in June 2003. It provides for total resources and appropriations of $8.265 billion, which represents an increase of $422 million, or 5.4%, over the fiscal year 2003 budget. The major changes in revenues from fiscal year 2003 are expected to be: (i) projected increases in income taxes of $366 million; (ii) projected increases in total excise taxes of $102 million; and (iii) projected decreases in other revenues of $150 million. Projected total cash expenditures for fiscal year 2004 are estimated to increase to $7.945 billion, which amount includes $88 million in disbursements related to fiscal year 2003. After considering certain payments, the ending cash balance of the General Fund would be reduced from $179 million at the end of fiscal year 2003 to $50 million at the end of fiscal year 2004.

Ratings. On May 30, 2002, Standard & Poor’s lowered the Commonwealth’s debt rating from “A” to “A-.” Standard & Poor’s stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On October 27, 2003, Standard & Poor’s reaffirmed its A- rating and negative outlook on the Commonwealth’s outstanding debt.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), CIFG Group (“CIFG”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance Inc. (“Radian”) or XL Capital Insurance Inc. (“XLCA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to Radian. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non- cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2003 institutes lower personal income and capital gain tax rates under federal law. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 15% (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 35%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however, bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the greatest principal amount of Bonds in a Trust at any time during the period for which such compensation is being computed. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update the Trusts’ registration statements will not exceed the costs incurred by the Sponsor.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering

Price of the Units, as set forth in the table below. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

The sales charge during and after the initial public offering period and the dealer concession during the initial public offering period only for the Intermediate Term Trust will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	3.70%	3.842%	$26.00
100-249	3.00%	3.093%	$22.00
250-499	2.50%	2.564%	$18.00
500-999	1.75%	1.781%	$14.00
1,000 or more	1.24%	1.266%	$10.00

The sales charge during and after the initial public offering period and the dealer concession during the initial public offering period only for the National (Insured), National, California, Florida and New York Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	3.90%	4.058%	$30.00
250-499	3.00%	3.093%	$20.00
500-999	2.00%	2.041%	$15.00
1,000 or more	1.50%	1.523%	$12.00

For purposes of calculating the reduced sales charge for quantity purchases in the tables above, purchasers of units of any series of Tax Exempt Securities Trust in the primary offering period may aggregate all such purchases made on a single trade date. For example, a purchaser who on the same date buys 200 units of the Intermediate Term Trust and 200 units of the National Trust (Insured), each in the primary offering period, would be entitled to a sales charge of 2.50% of the Public Offering Price per Unit for the Intermediate Term Trust and 3.00% of the Public Offering Price per Unit for the National Trust (Insured).

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of 1.75% of the Public Offering Price per Unit for the Intermediate Term Trust (1.25% of the Public Offering Price per Unit for exchanges of 1,000 or more Units) and 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .65%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .65%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public

†	The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” However, the concessions during the initial offering period for dealers affiliated with the Sponsor with respect to any series of National and State Trusts or any series of Intermediate Term Trusts, are as follows:

Units Purchased†	Affiliated Dealer Concession for National or State Trusts	Affiliated Dealer Concession for Intermediate Term Trusts
1-99	$40.00	$30.00
100-249	$33.00	$25.00
250-499	$25.00	$20.00
500-999	$16.00	$14.00
1,000 or more	$12.00	$10.00

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

After the initial offering period the dealer concession and affiliated dealer concession with respect to any series of National and State Trusts or any series of Intermediate Term Trusts, are as follows:

Units Purchased†	National or State Trusts	Intermediate Term Trusts
1-99	4.00%	3.00%
100-249	3.30%	2.50%
250-499	2.50%	2.00%
500-999	1.60%	1.40%
1,000 or more	1.20%	1.00%

The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

The Sponsor may make payments for distribution and/or Holder servicing activities out of its past profits and other available sources. The Sponsor may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the Sponsor and may be substantial. Affiliates of the Sponsor may make similar payments under similar arrangements. These payments will not change the price that purchasers pay for Units of a Trust.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of 1.75% of the Public Offering Price per Unit for the Intermediate Term Trust (1.25% of the Public Offering Price per Unit for exchanges of 1,000 or more Units) and 2.00% of the Public Offering Price per Unit for a National or State Trust (1.50% of the Public Offering Price per Unit for exchanges of 1,000 or more Units). The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed sales charge as previously described herein. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a National or State Trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,692.80 ($2,640 for the Units and $52.80 for the sales charge) and would receive the remainder of his proceeds ($367.20) in cash. The Holder, at his option, could also decide to add $530.40 ($512.80 for the Unit and $17.60 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations. An Underwriter may also receive brokerage commissions from a Trust in connection with the sale of Bonds in accordance with applicable law.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

An Underwriter may receive a concession for selling additional Units of any National or State Trust offered by this Prospectus, which does not include the Intermediate Term Trust, after the initial underwriting. Although there will be no concession for selling additional Units of the Intermediate Term Trust, for purposes of calculating the Aggregate Amount of Units Originally Underwritten in the table below, Underwriters will receive credit for all Units originally underwritten for all of the Trusts offered by this Prospectus. As shown in the table below, the amount of the concession will vary depending upon the aggregate number of Units originally underwritten by the Underwriter, as indicated on the Underwriting page in Part A, and whether the Underwriter had previously underwritten Units of the particular National or State Trust in the initial underwriting:

Aggregate Amount of Units Originally Underwritten†	Concession for Selling Additional Units of a Trust Previously Underwritten	Concession for Selling Additional Units of a Trust Not Previously Underwritten
100 – 249	$38.00	$35.00
250 – 499	$40.00	$36.00
500 – 749	$40.00	$37.00
750 – 999	$40.00	$38.00
1,000 or more	$40.00	$40.00

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

†	The concessions are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Bank of New York pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its offices at 101 Barclay Street, New York, New York 10286, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Equity Focus Trusts, The Uncommon Values Trust and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Standard & Poor’s Securities Evaluations, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 55 Water Street, New York, New York 10041.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities,” except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

† As described by the rating agencies.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (–): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch Ratings’ rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “–” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2004 taxable year. Several of these rates were reduced under recent legislation and these rates are subject to change and several items of tax reduction under the 2004 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2004 Tax Year

Taxable Income Bracket		Federal Tax Bracket	Tax Exempt Yield
Joint Return	Single Return		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
			Taxable Equivalent Yield
$ 0- 14,300	$ 0- 7,150	10.00%	3.33%	3.89%	4.44%	5.00%	5.56%	6.11%
$ 14,301- 58,100	$ 7,151- 29,050	15.00	3.53	4.12	4.71	5.29	5.88	6.47
$ 58,101-117,250	$ 29,051- 70,350	25.00	4.00	4.67	5.33	6.00	6.67	7.33
$117,251-178,650	$ 70,351-146,750	28.00	4.17	4.86	5.56	6.25	6.94	7.64
$178,651-319,100	$146,751-319,100	33.00	4.48	5.22	5.97	6.72	7.46	8.21
Over $319,100	Over $319,100	35.00	4.62	5.38	6.15	6.92	7.69	8.46

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $142,700, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,100 (or fraction thereof) of AGI in excess of $214,050 for married taxpayers filing a joint tax return and $142,700 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:

Note: Part C of this Prospectus may not be

distributed unless accompanied by Parts A and B.

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust

Risk Factors—The following information is a brief summary of factors affecting the economy of the State of California and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of California issuers, the latest of which is dated November 8, 2004. The Sponsor has not independently verified the information. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no responsibility on the part of the State of California to make payments on such local obligations.

General Economic Conditions

The economy of the State of California (sometimes referred to herein as the “State”) is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in high technology, trade, entertainment, agriculture, tourism, construction and services. Some of the State’s significant industries are sensitive to trade disruptions in their export markets and the State’s rate of economic growth, therefore, could be adversely affected by any such disruption.

A significant downturn in U.S. stock market prices could adversely affect California’s economy by reducing household spending and business investment, particularly in the important high technology sector. Moreover, a large and increasing share of the State’s General Fund revenue in the form of income and capital gains taxes is directly related to, and can be adversely affected by, a significant downturn in the performance of the stock markets. The State estimates that stock market related personal income tax revenue declined from $17.6 billion in fiscal year 2000-01 to $5.2 billion in 2002-03.

Since early 2001, the State has faced severe financial challenges, which may continue for several years. The State experienced an economic recession in 2001 and a sluggish recovery in 2002 and 2003 (with greatest impacts in the high technology, internet, and telecommunications sectors, especially in Northern California); weakened exports; and most particularly, large stock market declines (with attendant declines in stock option values and capital gains realizations). These adverse fiscal and economic factors resulted in a serious erosion of General Fund tax revenues. The three largest General Fund tax sources (personal income, sales and use, and corporate taxes) totaled $72.8 billion in fiscal year 2000-01, were $59.7 billion in 2001-02, were $61.9 billion in 2002-03, and as of July 2004, were estimated to be $67.0 billion in 2003-04 and projected $71.7 billion in 2004-05.

It is impossible to predict the time, magnitude or location of a major earthquake or its effect on the California economy. In January 1994, a major earthquake struck the Los Angeles area, causing significant damage in a four county area. The possibility exists that another such earthquake could create a major dislocation of the California economy and significantly affect State and local government budgets.

Prior Years’ Financial Results.    Following a severe recession beginning in 1990, the State’s financial condition improved markedly during the fiscal years starting in 1995-96, due to a combination of better than expected revenues, a slowdown in growth of social welfare programs, and continued spending restraint based on actions taken in earlier years. The State’s cash position also improved, with the State’s General Fund taking in substantially greater tax revenue than was initially planned when the budgets were enacted for the fiscal years ended in 1996, 1997, 1998, 1999 and 2000 ($2.2 billion, $1.6 billion, $2.4 billion, $1.7 billion and $8.2 billion, respectively), and no external deficit borrowing occurred over the end of the five fiscal years prior to 2001-02. The final estimate of 2001-02 revenues and expenditures showed an unprecedented drop in revenues compared to the prior year. The final estimate for the three largest tax sources was $59.7 billion, a drop of over $13 billion from 2000-01. Consequently, the Department of Finance estimates that, on a budgetary basis, the General Fund had a $2.1 billion deficit at June 30, 2002.

2002 Budget Act.    The 2002 Budget Act initially forecast $79.2 billion in General Fund revenues and transfers and $76.7 billion in expenditures. These revenue estimates proved to be substantially overstated, as expected economic recovery did not occur. The Legislature passed budget adjustment legislation in the spring of 2003, totaling about $10.1 billion in spending reductions, deferrals and funding transfers ($5.1 billion for 2002- 03 and $5.3 billion for 2003-04). The largest part of the reductions (including a $1.1 billion deferral into the 2003-04 fiscal year) were for K-12 education funding. Actual revenues and transfers in 2002-03 were $71.9 billion, with expenditures of $77.9 billion.

2003 Budget Act.    The 2003 Budget Act forecasted $73.4 billion in General Fund revenues and transfers and $71.1 billion in expenditures.

At a special election held in October 2003, the Governor of the State, Gray Davis, was recalled and replaced by Arnold Schwarzenegger, who took office in November. Governor Schwarzenegger proposed placing a bond measure on the March 2004 ballot to address the budget deficit. On March 2, 2004, California voters approved both the economic recovery bonds and a related balanced budget amendment described under “Economic Recovery Bonds” below.

According to the 2004 Budget Act, revenues and transfers for 2003-04 were estimated to be $74.6 billion with $75.6 billion in expenditures. As a result of the sale of the economic recovery bonds and the use of the deficit recovery fund (see below), California ended the fiscal year with a General Fund surplus of $2.2 billion.

2004 Budget Act.    The 2004-05 Budget projected that, in the absence of corrective actions to change existing policies, operating deficits, estimated at $14 billion for fiscal 2004-05, would continue to be incurred.

In its January 2004 analysis of the 2004-05 Budget, the Legislative Analyst’s Office (the “LAO”) observed that even with spending reductions, the 2004-05 Budget did not fully address the state’s ongoing budget problem—leaving a roughly $6 billion shortfall between expenditures and revenues in 2005-06. The report concluded that additional savings proposals or revenue increases would be necessary to resolve the State’s “chronic budget crisis.”

The Governor’s May Revision to his budget projected an increase of $3.1 billion in anticipated revenue for the current and prior years. The net effect of the changes together with policy changes included in the 2004 May Revision increased the projected reserve at the end of 2004-05 from $635 million to $998 million.

In its May 2004 report, the LAO commented that on the positive side, the 2004 May Revision had real savings in numerous areas of the budget, and if adopted, it would result in a balanced budget in 2004-05 and leave the State with sufficient Economic Recovery Bond proceeds to address much of the projected structural budget gap for 2005-06. Nevertheless, the LAO observed that it believed that the 2004 May Revision missed an important opportunity to make more meaningful inroads toward eliminating the State’s long-term imbalance because the 2004 May Revision relied on less ongoing savings than the January budget, and in other instances, increased the State’s future spending commitments. The LAO estimated that the 2006-07 shortfall would approach $8 billion, and that annual operating deficits above $6.5 billion would persist for the forecast period (through 2008-09).

The 2004 Budget Act enacted in July 2004 forecasts $77.3 billion in General Fund revenues and transfers and $80.7 billion in expenditures. The June 30, 2005, reserve is now projected to be $768 million, compared to an estimated June 30, 2004, reserve of $2.2 billion.

In a September 2004 report, the LAO concludes that while the 2004 Budget Act “includes significant ongoing savings” and “makes some progress toward resolving the State’s ongoing structural budget shortfall,” the 2004 Budget Act, like the 2002 Budget Act and 2003 Budget Act, contains a “significant number of one-time or limited-term solutions” and “obligates additional spending in future years.” The LAO states that a combination of these factors will likely add to the projected shortfall contained in the LAO May Report, and “that substantial additional actions will be needed to bring future budgets into balance.”

One-time savings measures contained in the 2004 Budget Act and highlighted in the LAO September Report include, among others, the use of approximately $2 billion in economic recovery bonds authorized by Proposition 57, the proposed issuance of $929 million in pension obligation bonds, the deferral of $1.2 billion in Proposition 42 transportation spending, the postponement of approximately $200 million of local government mandate payments, and the diversion of property tax revenue from local governments ($1.3 billion for each of fiscal years 2004-05 and 2005-06). The out-year spending highlighted by the LAO September Report includes the repayment of $1.3 billion of vehicle license fee “gap” loan to local governments due in fiscal year 2006-07, as well as the repayment of Proposition 98 deferrals and certain transportation loans.

Constraints on the Budget Process

Approved in March 2004 with the State’s economic recovery bonds, Proposition 58 requires the State to enact a balanced budget, establish a special reserve in the General Fund and restricts future borrowing to cover budget deficits. As a result of the provisions requiring the enactment of a balanced budget and restricting borrowing, the State would, in some cases, have to take more immediate actions to correct budgetary shortfalls. Beginning with the budget for fiscal year 2004-05, Proposition 58 requires the Legislature to pass a balanced budget and provides for mid-year adjustments in the event that the budget falls out of balance. The balanced budget determination is made by subtracting expenditures from all available resources, including prior-year balances.

If the Governor determines that the State is facing substantial revenue shortfalls or spending deficiencies, the Governor is authorized to declare a fiscal emergency. He or she would then be required to propose legislation to address the emergency, and call the Legislature into special session for that purpose. If the Legislature fails to pass and send to the Governor legislation to address the budget fiscal emergency within 45 days, the Legislature would be prohibited from (i) acting on any other bills, or (ii) adjourning in joint recess until such legislation is passed.

Proposition 58 also requires that a special reserve (the Budget Stabilization Account) be established in the State’s General Fund. Beginning with fiscal year 2006-07, a specified portion of estimated annual General Fund revenues would be transferred by the Controller into the Budget Stabilization Account no later than September 30 of each fiscal year. These transfers would continue until the balance in the Budget Stabilization Account reaches $8 billion or 5 percent of the estimated General Fund revenues for that fiscal year, whichever is greater. The annual transfer requirement would be in effect whenever the balance falls below the $8 billion or 5 percent target. The annual transfers could be suspended or reduced for a fiscal year by an executive order issued by the Governor no later than June 1 of the preceding fiscal year.

Proposition 58 will also prohibit certain future borrowing to cover budget deficits. This restriction applies to general obligation bonds, revenue bonds, and certain other forms of long-term borrowing. The restriction does not apply to certain other types of borrowing, such as (i) short-term borrowing to cover cash shortfalls in the General Fund (including revenue anticipation notes or revenue anticipation warrants currently used by the State), or (ii) inter-fund borrowings.

Future Budgets.    It cannot be predicted what actions will be taken in the future by the State Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and State economic conditions and other factors.

State Indebtedness

General Obligation Bonds.    As of October 1, 2004, the State had approximately $46.8 billion aggregate amount of its general obligation bonds outstanding. General obligation bond authorizations in an aggregate amount of approximately $33.0 billion remained unissued as of that date.

In addition, initiative measures to issue $3 billion in bonds (California Stem Cell Research and Cures Act) and to issue $750 million in bonds (Children’s Hospital Projects Bond Act) were approved by the voters in the November 2004 election.

The Legislature has approved approximately $600 million of new bond authorization, the California Reading and Literacy Improvement and Public Library Construction and Renovation Bond Act of 2006, to be placed on the June 2006 primary election ballot. A $9.95 billion bond measure for high speed rail projects has been placed on the November 2006 general election ballot. Additional bond proposals may also be added to the 2006 primary or general election ballots.

Ratings.    As of November 15, 2004, the State’s general obligation bonds were rated A3 by Moody’s, A by Standard & Poor’s, and BBB by Fitch Ratings. In September 2004, Fitch Ratings raised California’s general obligation bond rating to A- from BBB, citing the State’s financial improvement with the successful issuance of economic recovery bonds, improving economic indicators, and revenues matching estimates. In August 2004, Standard & Poor’s raised its rating to A from BBB citing the easing of immediate liquidity pressure on the State following the sale of the economic recovery bonds and the State’s recent economic improvement. Standard & Poor’s factored into the rating, however, the continued structural deficit between ongoing revenues and expenditures, coupled with future fiscal pressure due to promises made to substantially increase funding for local governments, schools, and state higher education institutions in fiscal 2007. In May 2004, Moody’s upgraded its rating from BAA1 to A3 and stated that the upgrade reflected a now established trend of recovery in the State’s economy and tax revenues, as well as an improved state budgetary and liquidity outlook. It is not presently possible to determine whether, or the extent to which, Moody’s, S&P or Fitch Ratings will change such ratings in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

Economic Recovery Bonds.    The California Economic Recovery Bond Act (“Proposition 57”) was approved by the voters at the statewide primary election on March 2, 2004. Proposition 57 authorizes the issuance of up to $15 billion in economic recovery bonds to finance the negative General Fund reserve balance as of June 30, 2004, and other General Fund obligations undertaken prior to June 30, 2004.

Repayment of the economic recovery bonds is secured by a pledge of revenues from a one-quarter cent increase in the State’s sales and use tax starting July 1, 2004. Fifty percent, or up to $5 billion of future deposits in the reserve fund created by the Balanced Budget Amendment approved by Proposition 58, may be used to repay the economic recovery bonds. In addition, as voter-approved general obligation bonds, the economic recovery bonds are secured by the State’s full faith and credit in the event the dedicated revenue is insufficient to repay the bonds.

In May and June 2004, the State issued $10.9 billion of economic recovery bonds, which resulted (due to the sale of bonds at a premium) in the deposit of net proceeds in the General Fund of approximately $11.3 billion. The State may issue the remainder of authorized economic recovery bonds in the current or future fiscal years.

Commercial Paper Program.    Pursuant to the terms of the bank credit agreement presently in effect supporting the State’s general obligation commercial paper program, not more than $1.5 billion of general obligation commercial paper notes may be outstanding at any time; this amount may be increased or decreased in the future. As of October 1, 2004, the finance committees had authorized the issuance of up to approximately $20.1 billion of commercial paper notes; as of that date approximately $838 million aggregate principal amount of general obligation commercial paper notes was outstanding.

Lease-Purchase Debt.    In addition to general obligation bonds, the State builds and acquires capital facilities through the use of lease-purchase borrowing. As of October 1, 2004, the State had approximately $7.2 billion of outstanding lease purchase debt.

Non-Recourse Debt.    Certain State agencies and authorities issue revenue obligations for which the General Fund has no liability. Revenue bonds represent obligations payable from State revenue- producing enterprises and projects, which are not payable for the General Fund, and conduit obligations payable only from revenues paid by private users of facilities financed by the revenue bonds. State agencies and authorities had $40.2 billion aggregate principal amount of revenue bonds and notes which are non-recourse to the General Fund outstanding as of June 30, 2004.

Cash Flow Borrowings.    As part of its cash management program, the State has regularly issued short-term obligations to meet cash flow needs. With insufficient cash resources to pay the debt service due for previously issued revenue anticipation notes, the State Controller issued $11 billion of Revenue Anticipation Warrants in June 2003 to provide enough additional cash to pay this debt and to pay other State obligations coming due in June 2003 and in the first months of the 2003-04 fiscal year. The State issued $3 billion of Revenue Anticipation Notes in October 2003, which matured on June 23, 2004. The proceeds from the sale of the economic recovery bonds in May and June 2004 assisted the State in repaying both the $11 billion in Revenue Anticipation Warrants and the $3 billion in Revenue Anticipation Notes.

In late September 2004, the State began issuing up to $6 billion principal amount of Revenue Anticipation Notes which will become due on June 30, 2005. These notes were issued to fund, in part, the State’s cash flow management needs for the 2004-05 Fiscal Year.

Repayment of Energy Loans.    The Department of Water Resources (“DWR”) borrowed money from the General Fund for DWR’s power supply program between January and June 2001. DWR has issued approximately $11.25 billion in revenue bonds in several series and in the fall of 2002 used the net proceeds of the revenue bonds to repay outstanding loans from banks and commercial lenders in the amount of approximately $3.5 billion and a loan from the General Fund in the amount of $6.1 billion plus accrued interest of approximately $500 million.

The loans from the General Fund and the banks and commercial lenders financed DWR’s power supply program costs during 2001 that exceeded DWR’s revenues from the sale of electricity. The general purpose of the power supply program has been to provide to customers of the three major investor-owned electric utilities in the State (the “IOUs”) the portion of their power not provided by the IOUs. The power supply program has become self-supporting and no additional loans from the General Fund are authorized. As of January 1, 2003, the DWR’s authority to enter into new power purchase contracts terminated, and the IOUs resumed responsibility for obtaining electricity for their customers.

The primary source of money to pay debt service on the DWR revenue bonds will be revenues derived from customers of the IOUs resulting from charges set by the California Public Utilities Commission. The DWR revenue bonds are not a debt or liability of the State or directly or indirectly or contingently obligate the State to levy or to pledge any form of taxation whatever therefor or to make any appropriation for their payment.

Enhanced Tobacco Settlement Revenue Bonds.    In 1998, the State (together with 45 other states and certain U.S. jurisdictions) signed a settlement agreement with the four major cigarette manufacturers. The State agreed to drop its lawsuit and not to sue in the future for monetary damages. Tobacco manufacturers agreed to billions of dollars in payments and restrictions on marketing activities. Under the settlement, the companies agreed to pay California governments approximately $25 billion (subject to adjustments) over a period of 25 years. Payments continue in perpetuity, with current projections of $1.2 billion in 2025, steadily increasing each year to $1.6 billion in 2045. Under a separate Memorandum of Understanding, half of the money will be paid to the State and half to local governments (all counties and the cities of San Diego, Los Angeles, San Francisco and San Jose).

An initial sale of 57.6% of the State’s tobacco settlement revenues from July 1, 2003, onward, producing $2.5 billion in revenue was completed in January 2003. A second sale of the remaining 43.4% of the State’s tobacco settlement revenues, which produced $2.3 billion in revenue, was completed in September 2003. The 2003 Budget Act authorized the Director of Finance to make allocations with legislative notification if tobacco settlement revenues are insufficient to cover the cost of the tobacco securitization program. The Legislature is not obligated to make any such requested appropriation in the future.

Tobacco settlement revenue bonds are neither general nor legal obligations of the State or any of its political subdivisions and neither the faith and credit nor the taxing power nor any other assets or revenues of the State or of any political subdivision is or shall be pledged to the payment of any such bonds.

Local Government

The primary units of local government in California are the counties, ranging in population from 1,200 (Alpine) to approximately 10 million (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also 478 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of “Proposition 13” in 1978 and later constitutional amendments, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose “special taxes” (those devoted to a specific purpose) without two-thirds voter approval. Proposition 218, another initiative constitutional amendment enacted in 1996, further limited the ability of local governments to impose or raise various taxes, fees, charges and assessments without voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

Some local governments in California have experienced notable financial difficulties, including Los Angeles County and Orange County, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent.

In the aftermath of Proposition 13, the State provided aid to local governments from the General Fund to make up some of the loss of property tax moneys, including assuming principal responsibility for funding K-12 schools and community colleges. During the recession of the early 1990s, the Legislature eliminated most of the remaining components of post-Proposition 13 aid to local government entities other than K-12 schools and community colleges by requiring cities and counties to transfer some of their property tax revenues to school districts. However, the Legislature also provided additional funding sources, such as sales taxes, and reduced certain mandates for local services funded by cities and counties.

According to the State, the 2004 Budget Act, related legislation and the enactment of Senate Constitutional Amendment No. 4 (described below) will dramatically change the State-local fiscal relationship. These constitutional and statutory changes implement an agreement negotiated between the Governor and local governments officials (the “State-local agreement”) in connection with the 2004 Budget Act. One change relates to the reduction of the vehicle license fee (“VLF”) rate from 2 percent to 0.65 percent of the market value of the vehicle. In order to protect local governments, the reduction in VLF revenue to cities and counties from this rate change will be replaced by an increase in the amount of property tax they receive. Under the State-local agreement and implementing legislation, for fiscal years 2004-05 and 2005-06 only, the replacement property taxes that cities and counties receive will be reduced by $700 million. In future years, local governments will receive the full value of the VLF revenue. Also for these two fiscal years, redevelopment agencies will be required to shift $250 million, and special districts to shift $350 million, in property tax revenues they would otherwise receive to schools.

As part of the State-local agreement, Senate Constitutional Amendment No. 4 was enacted by the Legislature and subsequently approved by the voters at the November 2004 election. Senate Constitutional Amendment No. 4 amends the State Constitution to, among other things, reduce the Legislature’s authority over local government revenue sources by placing restrictions on the State’s access to local governments’ property, sales, and vehicle license fee revenues as of November 3, 2004. Beginning with fiscal year 2008-09, the State will be able to borrow up to 8 percent of local property tax revenues, but only if the Governor proclaims such action is necessary due to a severe State fiscal hardship, two-thirds of both houses of the Legislature approves the borrowing and the amount borrowed is required to be paid back within three years. The State also will not be able to borrow from local property tax revenues for more than 2 fiscal years within a period of 10 fiscal years. In addition, the State cannot reduce the local sales tax rate or restrict the authority of the local governments to impose or change the distribution of the statewide local sales tax. Senate Constitutional Amendment No. 4 also prohibits the State from mandating activities on cities, counties or special districts without providing for the funding needed to comply with the mandates. Beginning in fiscal year 2005-06, if the State does not provide funding for the activity that has been determined to be mandated, the requirement on cities, counties or special districts to abide by the mandate would be suspended. In addition, Senate Constitutional Amendment No. 4 expands the definition of what constitutes a mandate to encompass State action that transfers to cities, counties and special districts financial responsibility for a required program for which the State previously had partial or complete responsibility. The State mandate provisions of Senate Constitutional Amendment No. 4 do not apply to schools or community colleges or to mandates relating to employee rights.

Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation

The State is subject to an annual appropriations limit imposed by Article XIII B of the State Constitution (the “Appropriations Limit”). The Appropriations Limit does not restrict appropriations to pay debt service on voter-authorized bonds.

Article XIII B prohibits the State from spending “appropriations subject to limitation” in excess of the Appropriations Limit. “Appropriations subject to limitation,” with respect to the State, are authorizations to spend “proceeds of taxes,” which consist of tax revenues, and certain other funds, including proceeds from regulatory licenses, user charges or other fees to the extent that such proceeds exceed “the cost reasonably borne by that entity in providing the regulation, product or service,” but “proceeds of taxes” exclude most state subventions to local governments, tax refunds and some benefit payments such as unemployment insurance. No limit is imposed on appropriations of funds which are not “proceeds of taxes,” such as reasonable user charges or fees and certain other non-tax funds. There are various types of appropriations excluded from the Appropriations Limit.

The State’s Appropriations Limit in each year is based on the Limit for the prior year, adjusted annually for changes in state per capita personal income and changes in population, and adjusted, when applicable, for any transfer of financial responsibility of providing services to or from another unit of government or any transfer of the financial source for the provisions of services from tax proceeds to non-tax proceeds.

The Legislature has enacted legislation to implement Article XIII B which defines certain terms used in Article XIII B and sets forth the methods for determining the Appropriations Limit. California Government code Section 7912 requires an estimate of the Appropriations Limit to be included in the Governor’s Budget, and thereafter to be subject to the budget process and established in the Budget Act.

In 1988, voters of the State approved Proposition 98, a combined initiative constitutional amendment and statute called the “Classroom

Instructional Improvement and Accountability Act.” Proposition 98 changed State funding of public education below the university level and the operation of the State appropriations funding, primarily by guaranteeing K-14 schools a minimum share of General Fund revenues. Proposition 98 permits the Legislature by two-thirds vote of both houses, with the Governor’s concurrence, to suspend the K-14 schools’ minimum funding formula for a one-year period. Proposition 98 also contains provisions transferring certain State tax revenues in excess of the Article XIII B limit to K-14 schools.

Because of the complexities of Article XIII B, the ambiguities and possible inconsistencies in its terms, the applicability of its exceptions and exemptions and the impossibility of predicting future appropriations, the Sponsor cannot predict the impact of this or related legislation on the Bonds in the California Trust portfolio.

Other Constitutional amendments affecting State and local taxes and appropriations have been proposed from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions such as Proposition 98 and others that may be adopted in the future, may place increasing pressure on the State’s budget over future years, potentially reducing resources available for other State programs, especially to the extent the

Article XIII B spending limit would restrain the State’s ability to fund such other programs by raising taxes.

Future Initiatives.    Articles XIII A, XIII B, XIII C and XIII D were each adopted as measures that qualified for the ballot pursuant to the State’s initiative process. From time to time, other initiative measures could be adopted that could affect revenues of the State or public agencies within the State.

Pending Litigation

The State of California is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

California Taxes—

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor under existing California law:

The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Unit Holders.

Each Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Holder’s sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.

Florida Trust

Risk Factors—

Population

In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 2003, ranks fourth with an estimated population of 17.07 million.

•	The U.S. average population increase from 1992 to 2002 was about 1.0% annually, while Florida’s average increase was about 2.2% annually.

•	From 1992 to 2002, 88% of Florida’s population growth was due to more people moving into Florida than moved out. The remaining 12% was due to the excess of births over deaths.

•	Approximately one-third of the population increase due to the net in-migration was due to people moving to Florida from foreign countries, and the other two-thirds was due to people moving from other states.

•	The working age population (18-64), which grew by approximately 20.2% from 1990 to 2000, represented 53.8% of Florida’s total population in 2000. This share is expected to increase 6% in the next decade, to become 48.3% by 2010.

•	The percentage of Florida residents aged 65 and older increased by 18.6% between 1990 and 2000 and is projected to increase by another 22.2% between 2000 and 2010.

Income

•	Personal income in Florida has been growing steadily the last decade.

•	Florida’s real income per person has tracked closely with the U.S. average and has tracked above the southeast.

•	Since 1992, however, Florida’s real income per person has been consistently slightly below that of the U.S.

Florida has a proportionately greater retirement age population than most states. As a result, property income (dividends, interest, and rent), and transfer payments (for example, Social Security and pension benefits) are relatively more important sources of income to persons residing in Florida. Transfer payments are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income, and, therefore, act as a stabilizing force in weak economic periods.

The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida’s personal income is systematically underestimated. Contributions by employers to employees’ pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

•	Florida has no personal income tax.

•	Florida’s real income per person in 2002 was $29,559.

•	The U.S. average real income per person in 2002 was slightly higher at $30,832.

•	Real income per person in the southeast United States in 2002 was slightly lower at $27,683.

•	Florida real income per person increased 1.8% from 2001 to 2002, and total Florida personal income increased 3.9% from 2001 to 2002.

Employment

•	Between 1990 and 2000, Florida’s working age population (age 18-64) increased by approximately 23.7% and the number of employed persons in Florida increased approximately 20.2%.

•	Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services.

•	In 1998, 13 of the 20 public companies in Florida generating the most revenue were Fortune 500 companies with headquarters in Florida.

In 2002, services constituted 44.3% and wholesale and retail trade constituted 17.1% of Florida’s total non-farm jobs. The U.S., however, continues to have a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical than manufacturing jobs.

•	During the 1990’s, Florida became a leader in high-tech industrial employment, ranking first in the southeast U.S. and fifth in the U.S.

•	Computer and electronic products comprised 29% of Florida’s export sales in 2002.

•	Florida’s primary areas of high-tech employment are in communication services, software and computer-related services, data processing and information services, and communication equipment manufacturing.

•	From 1990 to 1994, Florida’s unemployment rate was consistently slightly higher than that of the U.S.

•	From 1995 to 1997, Florida’s unemployment rate was generally below that of the U.S.

•	In 1998, Florida’s unemployment rate was again very slightly above that of the U.S.

•	From 1999 to 2003, Florida’s unemployment rate once again fell below the U.S. unemployment rate.

Florida’s economy has continued to show its strength and resilience. Despite the devastation experienced during the September 11 attacks coupled with the recession, Florida’s economy is expected to recover.

•	Trade and services, the two largest employment sectors, currently account for more than half of the total non-farm employment in Florida.

•	The service sector is now Florida’s largest non-farm employment category.

•	From 1998 to 2002, the total number of non-farm jobs increased 8.6% and service jobs increased 11.8%.

Construction

In the past, Florida’s economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years as a result of continued diversification of Florida’s economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980’s, the share had edged downward to 7.5%, and in 2002, the share was only 5.9%. This trend is expected to continue as Florida’s economy continues to diversify.

Even though the economy as a whole was weakened in the fiscal year ended June 30, 2002, housing starts sharply increased due to low interest rates. In fiscal year ended June 30, 2003, single-

family housing starts continued to increase while multi-family housing starts slightly decreased.

•	There were 184,500 single and multi-family housing starts in fiscal year ended June 30, 2002 and 201,000 housing starts in fiscal year ending June 30, 2003.

Tourism

Tourism is one of Florida’s most important industries. Approximately 75.6 million tourists visited Florida in 2002, a 8.9% increase from 2001. Florida’s tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Due in large part to the fact that Florida does not have a state individual income tax, tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues.

The September 11 terrorist attacks severely weakened Florida’s tourist industry. The closure of the nation’s airports in the week following the attacks caused travel to come to an abrupt halt. The cancellation of travel plans and the avoidance of crowded places by tourists resulted in a significant drop in the number of visitors coming to Florida. However, tourism is expected to rebound as a result of additional efforts in the form of advertising and travel incentives.

Revenues and Expenses

Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ending June 30, 2004, total $22,868.9 million. Of the total General Revenue plus Working Capital Funds available to Florida, $20,869.8 million of that is Estimated Revenues. With effective General Revenues plus Working Capital Funds appropriations at $21,273.3 million, including $7.5 million transferred to the Budget Stabilization Fund, unencumbered reserves for the fiscal year ending June 30, 2004, are $1,595.6 million. Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ending June 30, 2005, total $23,285.1 million, a 1.8% increase from the fiscal year ending June 30, 2004. The $21,573.6 million in Estimated Revenues represents an increase of 3.4% from the previous year’s Estimated Revenues.

General Revenues and Expenses

For the fiscal year ended June 30, 2002, approximately 53% of Florida’s revenue was derived from Florida taxes and fees, with grants and other program revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 2002, were made up of the following taxes:

•	Sales and use tax—74%

•	Corporate income tax—5%

•	Intangible personal property tax—3%

•	Estate tax—4%

•	Documentary stamp tax—3%

During the same fiscal year ended June 30, 2002, the large majority of expenditures by the State of Florida were as follows:

•	Human Services—32%

•	Education—31%

•	General Government—14%

Florida Sales and Use Tax

Florida’s sales and use tax (6%) currently accounts for Florida’s single largest source of tax receipts. In fiscal year ended June 30, 2003, approximately 11.5% of Florida’s sales and use tax was designated for local governments and school districts. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county.

•	With the exception of the tax on gasoline and special fuels, the receipts from the sales and use tax are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or to local governments. Legislation was enacted in 2000 which provides that 2.25% of sales tax receipts are to be deposited in the Revenue Sharing Trust Fund for Counties in lieu of intangible personal property taxes which were so distributed under prior law.

•	For the fiscal year ended June 30, 2003, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the General Revenue Fund totaled $14,487.5 million, an increase of 2.4% over the fiscal year ended June 30, 2002 collections.

•	For the fiscal year ended June 30, 2003, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the Solid Waste Management Trust Fund totaled $52.2 million, an increase of 1.2% over the fiscal year ended June 30, 2002 collections.

•	For the fiscal year ended June 30, 2003, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to local governments and school districts totaled $1,892.0 million, an increase of 2.5% over the fiscal year ended June 30, 2002 collections.

Alcoholic Beverage Tax

Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida’s major tax sources. Approximately 88% of the revenues collected from this tax are deposited into Florida’s General Revenue Fund.

•	Receipts from the alcoholic beverage tax and liquor license fees that were credited to the General Revenue Fund totaled $539.0 million for the fiscal year ended June 30, 2003, an increase of 2.5% from the fiscal year ended June 30, 2002.

Corporate Income Tax

Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2003, corporate income tax totaled $1,228.1 million, an increase of 0.8% from the fiscal year ended June 30, 2002.

Documentary Stamp Tax

Florida imposes a documentary stamp tax on deeds and other documents relating to realty, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The receipts from the documentary stamp tax are credited mainly to various trust funds. Only 7.56% of these taxes are deposited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2003, receipts from documentary stamp tax collections that were credited to the General Revenue Fund totaled $840.9 million, an increase of 39.5% from the fiscal year ended June 30, 2002.

Intangible Personal Property Tax

Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1 mill (a mill is $1.00 of tax per $1,000.00 of property tax value). Florida also imposes a non-recurring 2 mill tax on mortgages and other obligations secured by liens on Florida real property. After reduction for administrative costs incurred by the Florida Department of Revenue, 66.5% of the receipts from the intangible personal property tax are distributed to the General Revenue Fund and the remaining 33.5% are distributed to the County Revenue Sharing Trust Fund.

•	For the fiscal year ended June 30, 2003, receipts from intangible personal property tax collections that were credited to the General Revenue Fund totaled $765.4 million, an increase of 5.3% from the fiscal year ended June 30, 2002.

Estate Tax

Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. The estate tax is limited by the Florida Constitution to an amount equal to the aggregate credit or deduction allowable against an estate’s federal or other state tax liability. Therefore, an elimination or reduction of the federal estate tax could significantly reduce the revenue from the Florida estate tax. All receipts of the estate tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2003, receipts from this tax were $558.4 million, a decrease of 25.7% over the fiscal year ended June 30, 2002.

Communications Services Tax

On October 1, 2001, a unified tax on communications services became effective. The new communications services tax replaces previous gross receipts and municipal utilities taxes and franchise fees and was designed to be revenue neutral.

Lottery

Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed to the public in prizes, for use in enhancing education, and for costs of administering the lottery.

•	Lottery ticket sales for the fiscal year ended June 30, 2003, totaled an estimated $2,883.4 million, providing education with approximately $966.3 million.

Tobacco Litigation Award to Florida

Florida’s 1997 tobacco litigation settlement, as amended in 1998, is expected to exceed $11 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children’s healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, for mandated improvements in enforcement efforts against the sale of tobacco products to minors, and to promote production of reduced risk tobacco products. A portion of the settlement funds have been deposited in the Lawton Chiles Endowment Fund as a continuing source of funding for services to children and elders, and for biomedical research. As of June 30, 2002, the value of the Lawton Chiles Endowment Fund was approximately $1,293 million.

Debt-Balanced Budget Requirement

At the end of the fiscal year ended June 30, 2002, Florida had outstanding approximately $15,422 million in principal amount of net tax-supported debt. Since then, the State has issued approximately $2,511 million in principal amount of net tax-supported bonds.

Florida’s Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather, its budget and funds must be kept in balance from currently available revenues each fiscal year. The Governor and Chief Financial Officer are responsible for ensuring that a deficit will not occur in any state fund. After consultation with the revenue estimating conference, either the Governor or the Chief Financial Officer can determine that a deficit has occurred or will occur. If the Chief Financial Officer determines that a deficit has occurred or will occur, he reports his determination to the Governor and then to the Legislative Budget Commission for further action if the Governor does not certify the existence of a deficit within 10 days after the Chief Financial Officer’s report. The Governor is required to develop a plan of action to eliminate the budget shortfall for the executive branch and the Chief Justice of the Florida Supreme Court is required to develop a plan of action to eliminate the budget shortfall for the judicial branch within 30 days after the determination that a deficit exits. If the budget shortfall is less than 1.5% of the money appropriated from the General Revenue Fund during a fiscal year, then such deficits are resolved for the executive branch by the Legislative Budget Commission and for the judicial branch by the Chief Justice of the Florida Supreme Court. If the budget shortfall is more than 1.5% of the money appropriated from the General Revenue Fund during a fiscal year, then the budget shortfall is resolved by the legislature.

Litigation

Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida’s financial position. A brief summary of these matters follows.

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

This is a class action suit, wherein the plaintiffs challenged the constitutionality of Florida’s Public Medical Assistance Trust Fund (PMATF) annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The case went to trial October 2, 2000. On February 5, 2001, the trial court ruled that Florida Statute §395.7015 was unconstitutional and disallowed further assessments. Judgment was entered against the Agency on February 15, 2001. The Agency successfully appealed that order to the First District of Appeal, and the Florida Supreme Court denied certiorari of the appellate courts decision. However, during the pending appeal, the plaintiffs returned to the Circuit Court with a new theory of the PMATF being an unconstitutional income tax and prevailed in an order dated December 20, 2002. Additionally, the Circuit Court entered an order on January 7, 2003, finding a subclass of plaintiffs to which the PMATF should have never applied. The Agency has appealed both orders. The potential refund liability for all such suits could total approximately $144 million.

Savona, et al. v. Agency for Health Care Administration

The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. The case was settled on October 6, 2000 and final judgment on the settlement was entered on June 18, 2001. A total of $98 million will be paid by the Agency for Health Care Administration over three years subject to legislative approval. The State’s share is 45 percent of the $98 million. The Florida Legislature appropriated $32 million in the 2001-2002 budget for the first installment of the settlement, which was paid on July 27, 2001. The second installment was paid on July 25, 2002.

State Contracting and Engineering Corp. v. Florida Department of Transportation, et. al.

State Contracting and Engineering Corp. (SCEC) holds a patent on a Value Engineering Change Proposal (VECP). SCEC claims that the Department of Transportation owes SCEC royalties and compensation for other damages involving the Department’s use of the VECP design. The case went to trial on January 28, 2002. The Plaintiff won and a judgment was issued in the amount of $9,111,217. The Department of Transportation transferred approximately $10 million to the court registry to cover the judgment and interest and filed an appeal.

Riscorp Insurance Company, et. al. v. Florida Department of Labor and Employment Security and Mary B. Hooks consolidated with Florida Hospitality Mutual Insurance Company v. Department of Labor and Employment Security

The Department of Labor and Employment Security collects assessments on “net premiums collected” and “net premiums written” from carriers of workers’ compensation insurance and by self-insurers in Florida. The plaintiffs seek refunds of assessments paid from 1995-1998 of approximately $35 million. On December 27, 2001, the Circuit Court granted plaintiffs’ motion for a partial final summary judgment, ruling that the plaintiffs were entitled to deduct ceded premiums from their premium base in calculating assessments paid for years 1995-1998. A stipulated Final Judgment was entered on August 15, 2002, in favor of RISCORP in the amount of $22,475,886. The Department has appealed that Final Order to the First District Court of Appeal. On July 25, 2002, a stipulated Final Judgment was entered in favor of the Florida Hospitality Mutual Insurance Company in the amount of $1,620,869. The Department has appealed that Final Order to the First District Court of Appeal, and the appeal has been consolidated with the RISCORP appeal.

Paul K. Mateo, et al., v. Florida Department of Revenue

This is a class action suit challenging the constitutionality of the surcharge imposed pursuant to Section 212.0606 Florida Statutes, and seeking a tax refund of sales taxes paid on the lease of motor vehicles that included that certain $2.00 surcharge. The Plaintiff’s Complaint and subsequent Amended Complaint were dismissed in the trial court, the latter with prejudice. The Plaintiff has timely appealed the trial court’s dismissal. The appeal was set for oral arguments on September 18, 2002. The Plaintiff lost the appeal and the case was settled in favor of the Department of Revenue.

Transitions Optical, Inc. v. Florida Department of Revenue

This is a class action suit challenging the imposition of ad valorem county taxes on computer software, and seeking a tax refund of all such ad valorem taxes previously paid. On August 25, 2000, the trial court granted Plaintiff’s Motion for Clarification and for Reconsideration and Rehearing and Dismissing Complaint with Prejudice. The Plaintiff timely appealed the trial court’s dismissal on September 18, 2000. Pepperidge Farm is a co-Plaintiff in this case and has a concurrent case in Polk County, which is currently on appeal to the Second District Court of Appeals. Potential loss to the counties of the State may be in excess of $25 million.

Rendon v. Florida Department of Transportation

The Plaintiffs seek a declaratory judgment that the surtax charged for a disabled parking permit is illegal and violates the Americans with Disabilities Act of 1990. On November 14, 2001, the trial court granted plaintiffs’ motion for summary judgment. On February 25, 2002, the Department of Transportation appealed the decision to the Third District Court of Appeal. On October 30, 2002, the Third District Court of Appeals reversed the decision and granted summary judgment in favor of the Department of Transportation. Plaintiff has petitioned the

Supreme Court for jurisdiction. The estimated loss to the State could be in excess of $25 million.

Pharmaceutical Research and Manufacturers of America v. Rhonda M. Medows & Bob Sharpe (in their official capacities) Agency for Health Care Administration

Plaintiff is challenging the recent Medicaid preferred drug list on constitutional and civil rights grounds. Complaint was filed August 7, 2001. A decision finding for the Agency on all counts was rendered on December 28, 2001. Plaintiff appealed this case to the U.S. Eleventh Circuit Court of Appeals. The appellate court upheld the decision in favor of the defendants on September 6, 2002. Plaintiff filed a petition for a writ of certiorari in the U.S. Supreme Court on December 5, 2002, to which the Agency responded on January 8, 2003. Although this lawsuit does not claim money damages, the fiscal impact to Medicaid could be as high as $300 million annually on anticipated savings to the pharmacy program if an injunction is rendered against the Agency.

St. Paul Surety v. Florida Department of Transportation

This is a pre-suit claim arising out of Cone Constructors, Inc. v. FL Dept of Transportation. In that case, the Florida Department of Transportation terminated Cone Constructors, Inc. on a construction contract involving a portion of the Suncoast Parkway. Cone Constructors, Inc. sued claiming breach of contract and wrongful termination. Subsequent to the initial court filings, the contractor filed for bankruptcy and the Department was able to settle the dispute with the bankruptcy trustee for a payment of $575,000. However, once Cone Constructors, Inc. was terminated, St. Paul was required to finish the project and did so. It now alleges that it has incurred losses on the project, for which it is seeking damages from the Department. Estimated loss to the State could be in excess of $25 million.

Traylor Brothers, Inc. v. Department of Transportation

The Department of Transportation contracted with Plaintiff to construct a ‘signature’ bascule bridge over the Intercoastal Waterway in Fort Lauderdale, Florida. Plaintiff has sued the Department for breach of contract alleging, among other things, that the contract documents contained errors, defects, and omissions and failed to disclose the complexity of the project, that the Department failed to properly administer and coordinate the construction activities under the contract, and that there were differing site conditions. Discovery has been undertaken by both parties. Plaintiff has not filed its Qualified Acceptance Letter setting forth its claims. Potential loss to the State is estimated at $30 million.

Graves Brothers v. Florida Citrus Commission

Five citrus blenders filed a challenge to the “box tax” of the Florida Citrus Commission pursuant to Section 601.15 of the Florida Statutes. The complaint states that the tax is an illegal imposition upon compelled speech. The case has been transferred to Polk County. The final hearing in this case is set for June 2003. Potential loss to the State is estimated at $100 million.

Deficit Fund Equity

The Principal State School Trust Fund has a deficit fund balance of approximately $150 million. This deficit is the result of establishing an advance for potential future claims on a portion of cash transfers received from Unclaimed Property Trust Fund. Projected collections continue to exceed projected claim payments.

The Hotel and Restaurant Trust Fund has a deficit fund equity of approximately $3.7 million. Fee revenues have not been sufficient to cover the costs of the fund. Cost-cutting measures and increased fees are being implemented and proposed to eliminate the deficit.

The State Employees Health Insurance Trust Fund has a deficit of approximately $43 million. The deficit is a result of insurance claims exceeding insurance premiums. Amounts were appropriated for the fiscal year ended June 30, 2003 to address this deficit.

Bond Ratings

Florida maintains a bond rating of Aa2, AA+, and AA from Moody’s Investors Service, Standard & Poor’s Corporation, and Fitch, Inc., respectively, on all of its general obligation bonds. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

Information

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Florida Taxes—

In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

Non-Corporate Holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than “non-business income” as defined by Chapter 220.

Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

New York Trust

Risk Factors—The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus.

The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Economic Trends

Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State is the third most populous state in the nation and historically has been one of the wealthiest. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

The New York Economy

Like most states, New York continues to face significant fiscal challenges. The national recession, in conjunction with the economic dislocation caused by the September 11 terrorist attacks, produced consecutive year-to-year declines in total tax receipts. Costs for employee pensions have increased dramatically, while Medicaid, welfare and other entitlement programs have also risen, reflecting the impact of the national recession and the jobless recovery that has followed. New York’s fiscal difficulties were also compounded by last year’s enacted budget process that resulted in spending growth in excess of recurring revenues. Nevertheless, flexible reserves, significantly increased when times were good, have not been depleted.

The September 11 terrorist attacks had a more devastating impact on the New York economy than on any other state. New York City is still recovering from the severity of the blow. However, there is evidence that the State economy has emerged from recession and that the State’s current economic expansion, estimated to have begun in August 2003, will be sustainable. The State economy has added over 72,000 private sector jobs since August of last year. Total State employment is projected to rise 0.5 percent in 2004, following a decline of 0.6 percent in 2003. Wage income is projected to rise 5.6 percent in 2004, following growth of only 1.4 percent in 2003. Employment, wage, and total personal income growth projected for 2004 are much closer to historical averages for New York and reflect the belief that the State economy is solidly on an expansionary path. The unemployment rate is projected to fall from 6.3 percent in 2003 to 6.2 percent in 2004. While the State’s rate of economic growth was somewhat slower than that of the nation for calendar years 1990 through 1998, the situation has been improving in recent years. In 1999, for the first time in 13 years, the economic growth rate of the State surpassed the national growth rate, and in 2000, the rates were essentially the same. In 2001, the September 11 attacks resulted in a slowdown in New York that was more severe than to the nation as a whole. Although the State unemployment rate was higher than the national rate from 1991 to 2000, the gap between them has narrowed in recent years.

The risks to the State economic forecast are substantial. Chief among them is a weaker performance within the financial sector than is currently projected. Since financial sector activity remains the largest risk to the State forecast, continued weakness in this sector would have a significant impact on the State’s prospects for economic recovery, while a sharp improvement in profits for the financial industry would likely have a significant beneficial impact on the State’s economy. Moreover, significant numbers of business relocations out of the State would likely result in slower job and income growth as well.

Additional significant risks to the current economic forecast include: (i) global political instability, including the uncertain post-war environment in Iraq, and the Middle East in general; (ii) higher energy prices, which could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil. Higher energy prices and a new round of global instability appear to be having a more negative impact on equity markets than on the economy as a whole. A weaker financial market performance than expected could result in lower bonus payment growth than projected, though this impact would be largely felt during the first quarter of 2005. In contrast, a stronger national economy than expected could result in stronger equity market growth and, in turn, greater demand for financial services and even stronger income growth in that sector than expected.

The 2004-05 State Financial Plan (current fiscal year) and Forecast for 2005-2007

The State’s current fiscal year began on April 1, 2004, and ends on March 31, 2005. On March 31, 2004, the State Legislature enacted certain appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2004-05 fiscal year. On August 11, 2004, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for the 2004-05 fiscal year. The Governor vetoed portions of the budget revisions enacted by the Legislature on August 20, 2004. The Legislature is authorized to take action on the Governor’s vetoes until December 31, 2004. The 2004-05 Enacted Budget Financial Plan (the “State Financial Plan”) was prepared by the Division of the Budget (the “DOB”) and reflects the actions of the Legislature and the Governor.

The 2004-05 Governor’s Executive Budget (the “Executive Budget”) recommended actions to close a General Fund budget gap of $5.1 billion. The recommendations included $2.6 billion in savings from spending restraint (including program restructuring and the use of alternate funding sources), $972 million in new revenues, and $1.5 billion in other measures. The Executive Budget projected budget gaps of $2.9 billion in 2005-06 and $4.4 billion in 2006-07, a reduction of $3.8 billion and $3.5 billion, respectively, from the initial gaps at the start of the 2004-05 budget cycle. The gap estimates assumed all the Executive Budget savings proposals were enacted in their entirety.

The State Financial Plan projects General Fund receipts of $42.7 billion, disbursements of $43.0 billion (including transfers), and $434 million in savings from a fiscal management plan (“Fiscal Management Plan”). The State’s general fund (the “General Fund”) is projected to end the 2004-05 fiscal year with a $1.1 billion fund balance, comprising $794 million in the Tax Stabilization Reserve Fund, $312 million in the Community Projects Fund, and $21 million in the Contingency Reserve Fund for litigation.

At the beginning of the 2004-05 budget cycle, the State faced potential General Fund budget gaps of $6.7 billion in 2005-06 and $7.8 billion in 2006-07. The recurring savings proposed in the Executive Budget recommendations reduced the gaps to $2.9 billion and $4.4 billion, respectively. Compared to the Executive Budget projections, the General Fund budget gaps for the 2005-06 and 2006-07 fiscal years have increased, and now are estimated at roughly $5 billion to $6 billion in 2005-06 and roughly $7 billion in 2006-07. The current budget gap estimates reflect the Legislature’s revisions to the budget, new costs, the value of gubernatorial vetoes, and expected savings from a Fiscal Management Plan that will be implemented in 2004-05. The Fiscal Management Plan will be described in the Mid-Year Update to the State Financial Plan that is expected to be issued by October 30, 2004. It is expected that with a Fiscal Management Plan, the State will not need to borrow from the rainy day reserve of $794 million to end the fiscal year in balance on a cash basis with the General Fund. If the 2005-06 budget gap were closed entirely with recurring actions, the 2006-07 gap would be reduced to $1.6 billion.

The State Financial Plan contains estimates and projections of future results that should not be construed as statements of fact. These estimates and projections are based upon various assumptions that may be affected by numerous factors, including future economic conditions in the State and nation. There can be no assurance that actual results will not differ materially and adversely from the projections contained in the State Financial Plan set forth above.

Special Considerations

The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current State Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.

Another uncertainty is the assumed performance of the financial sector. The securities industry is more important to the State economy than to the national economy as a whole, amplifying the impact of continued volatility in the financial markets. The continuing erosion of investor confidence has had a major impact on Wall Street and the City economy. A further reduction in financial sector jobs coupled with a large negative change in stock market performance during the forecast horizon would result in wage and unemployment levels that are significantly different from those embodied in the current forecast. Equity market instability (fueled by poor earnings, accounting concerns, and fears of further terrorist attacks), a further escalation of tensions in the Middle East, and the resultant upward pressure on energy prices, a weakening of growth in consumer spending, and a failure of investment spending to rebound are all factors that are combining to produce a potential return to recessionary conditions. If global tensions resolve quickly, equity markets could strengthen more quickly than expected. If not, financial sector weakness, combined with weak domestic and global demand for State goods and services, will continue to have an adverse impact on the State’s economic recovery.

Recent events have increased the risks to the forecast for both employment and wages. The threat of future terrorist acts against the U.S. still remains. Another attack targeted at New York City would once again disproportionately affect the State economy. Any other such shock that would have a strong and prolonged impact on the financial markets would also disproportionately affect New York State, resulting in lower income and employment growth than reflected in the current forecast. In addition, if the national and world economies grow more slowly than expected, demand for New York State goods and services would also be lower than projected, dampening employment and income growth relative to the forecast. In contrast, should the national and world economies grow faster than expected, a stronger upturn in stock prices, along with increased activity in mergers and acquisitions and IPOs is possible, resulting in higher wage growth than projected.

The State’s economic expansion is just starting to gain momentum, and forecasting at or near a business cycle turning point is fraught with risk. Moreover, the financial markets, which are so pivotal to the direction of the downstate economy, are currently in a state of extreme flux. In the wake of several high-profile scandals, the pace of both technological and regulatory change is as rapid as it has ever been. These circumstances compound even further the difficulty in projecting industry revenues and profits.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State’s Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State’s control. The State Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the State’s general obligation bonds AA, A1 and AA-, respectively.

On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA. On September 21, 2004, Standard & Poor’s reaffirmed its AA rating and revised its outlook on the State’s general obligation bonds from negative to stable. On November 9, 2004, Moody’s revised its rating on the State’s general obligation bonds from A2 to A1, and revised its outlook on the State’s general obligation bonds from stable to positive. On June 5, 2003, Fitch Ratings revised its rating on the State’s general obligation bonds from AA to AA-. On June 13, 2003, Fitch Ratings reaffirmed its AA- rating on the State’s general obligation bonds.

New York City

Overview

The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is a leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

The Mayor is responsible for preparing the City’s financial plan, including the financial plan for the 2005 through 2008 fiscal years submitted to the State Financial Control Board (the “Control Board”) on June 29, 2004 (the “June Financial Plan”), and Modification No. 05-1 to the June Financial Plan submitted to the Control Board on October 21, 2004 (together with the June Financial Plan, the “City Financial Plan”). The City’s projections set forth in the City Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid, the impact on City revenues and expenditures of any future federal or State policies affecting the City and cost of future labor settlements. Implementation of the City Financial Plan is also dependent upon the City’s ability to market its securities successfully, as well as the securities of other financing entities, including the New York City Municipal Water Finance Authority (the “Water Authority”) which issues debt secured by water and sewer revenues. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, Water Authority and other bonds and notes will be subject to prevailing market conditions. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

The 2005-08 Financial Plan

For the 2004 fiscal year, the City’s General Fund had an operating surplus of $1.928 billion, before discretionary and other transfers, and achieved balanced operating results in accordance with GAAP, after discretionary and other transfers. The 2004 fiscal year is the twenty-fourth consecutive year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. On June 29, 2004, the City submitted to the Control Board the June Financial Plan for the 2005 through 2008 fiscal years, which relates to the City and certain entities which receive funds from the City, and which was consistent with the City’s expense and capital budgets for the 2005 fiscal year which were adopted on June 25, 2004. The June Financial Plan projects revenues and expenditures for the 2005 fiscal year balanced in accordance with GAAP, and projected gaps of $3.7 billion, $4.5 billion and $3.7 billion for fiscal years 2006 through 2008, respectively. Reflecting the October 21, 2004, modification to the June Financial Plan, the City Financial Plan projects revenues and expenditures for the 2005 fiscal year balanced in accordance with GAAP, and projects gaps of $3.0 billion, $4.2 billion, and $3.3 billion in fiscal years 2006 through 2008, respectively. The City Financial Plan includes an out-year gap-closing program to reduce expenditures and increase revenues by a total of $3.0 billion in fiscal years 2005 and 2006, and $1.9 billion and $1.7 billion in fiscal years 2007 and 2008, respectively. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

The City Financial Plan also reflects other proposed State assistance which requires the approval of the State government. The nature and extent of the impact on the City of the federal and State budgets, when adopted, are uncertain, and no assurance can be given that federal or State actions included in the federal and State adopted budgets may not have a significant adverse impact on the City’s budget and the City Financial Plan. Furthermore, the economic and financial condition of the City may be affected by various financial, social, economic, geo-political and/or other factors that could have a material effect on the City.

Special Considerations

The City Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the concomitant receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties and contingencies include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the realization of projected interest earnings for pension fund assets and current assumptions with respect to wages for City employees affecting the City’s required pension fund contributions; (iv) the willingness and ability of the State to provide the aid contemplated by the City Financial Plan and to take various other actions to assist the City; (v) the ability of the New York City Health and Hospitals Corporation and other such entities to maintain balanced budgets; (vi) the willingness of the federal government to provide the amount of federal aid contemplated in the City Financial Plan; (vii) the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; (viii) adoption of the City’s budget by the City Council in substantially the forms submitted by the Mayor; (ix) the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; (x) the impact of conditions in the real estate market on real estate tax revenues; and (xi) the ability of the City and other financing entities to market their securities successfully in the public credit markets. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State’s Financial Plan and to the U.S. economy, as a whole, as discussed above.

On September 11, 2001, two hijacked passenger jetliners flew into the World Trade Center, resulting in substantial loss of life, destruction of the World Trade Center and damage to other buildings in the vicinity. Trading on the major New York stock exchanges was suspended until September 17, 2001, and business in the financial district was interrupted. Recovery, clean up and repair efforts have resulted in substantial expenditures. The City Financial Plan assumes that the City’s costs relating to September 11 will be paid in substantial part from federal aid and funds provided by the Transitional Finance Authority (“TFA”). The City has been largely reimbursed by the federal government for all of its direct costs for response and remediation of the World Trade Center site. The City also expects to receive federal funds for the costs of economic revitalization. The federal government has committed $21.4 billion for disaster assistance for New York, including disaster recovery and related activities, increased security and reconstruction of infrastructure and public facilities. Included in the $21.4 billion is $15.5 billion of appropriations for costs such as cleanup, economic development, job training, transit improvements, road reconstruction and grants to residents and businesses in lower Manhattan. It also includes approximately $5.5 billion allocated for redevelopment incentives for businesses located in the Liberty Zone (the area surrounding the World Trade Center site). In addition, the State authorized the TFA to have outstanding $2.5 billion of bonds and notes to pay costs related to or arising from the September 11 attacks, of which the TFA currently has outstanding approximately $2 billion. It is currently not possible to quantify the long-term adverse impact of the September 11 attacks on the City and its economy, any offsetting economic benefits that may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources that will be required.

Although the City has maintained balanced budgets in each of its last twenty-four fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City’s economy. Coming out of past recessions, the City has typically lagged the nation’s recovery. This is largely due to the fact that the City’s economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City’s service sectors only picks up when a recovery is firmly in place. The current recovery cycle is not expected to be any different and could adversely affect the City’s economy.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the City’s outstanding general obligation bonds A, A2 and A+, respectively.

On May 27, 2003, Standard & Poor’s revised its outlook to stable from negative on the City’s general obligation bonds. On October 27, 2004, Standard & Poor’s reaffirmed its A rating and its stable outlook on the City’s general obligation bonds. On November 15, 2001, Moody’s revised its outlook on the City’s general obligation bonds to negative from uncertain due to the disruptive effects of September 11 on the City’s economy and the effects of the national economic recession. On January 28, 2004, Moody’s revised its outlook on the City’s general obligation bonds to stable from negative. On October 29, 2004, Moody’s reaffirmed its A2 rating and its stable outlook on the City’s general obligation bonds. On October 29, 2004, Fitch Ratings reaffirmed its A+ rating on the City’s general obligation bonds.

Litigation

A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. The most significant litigation includes ongoing claims by several Indian Nations alleging wrongful possession of lands by the State. In addition, the State Court of Appeals recently ruled that the State’s financing system for the City’s public schools was unconstitutional. On August 3, 2004, the Supreme Court, New York County, referred this case to a panel of three referees. The panel is to make recommendations to the court as to how the State should fulfill the Court of Appeals mandate to provide New York City school children with a sound basic education. The State’s finances may also be affected by adverse rulings released to further collective bargaining agreements with State employee unions and federal disallowances or other federal actions. Adverse developments in the legal proceedings described above, other proceedings for which there are unanticipated, unfavorable and material judgments, or the initiation of new proceedings could affect the ability of the State to maintain a balanced State Financial Plan. The State believes that the proposed State Financial Plan includes sufficient reserves to offset the costs associated with payment of judgments that may be required during the 2004-05 fiscal year. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential State Financial Plan resources available for the payment of judgments, and could adversely affect the ability of the State to maintain a balanced State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2004, amounted to approximately $4.4 billion. While the ultimate outcome and fiscal impact, if any, on the City of these outstanding claims are not currently predictable, adverse determinations on certain of them may have a material adverse effect upon the City’s ability to carry out the City Financial Plan.

TAX FREE VS. TAXABLE INCOME

The following table shows the approximate yield which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. This table reflects projected federal income tax rates and tax brackets for the 2004 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and several items of the tax reduction are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 2004 tax year would need a taxable investment yielding 6.26% in order to equal a tax-free return of 5.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF CALIFORNIA

2004 Tax Year

Taxable		Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
Income Bracket			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%

			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return

$ 0 - 11,924	$ 0 - 5,962	10.90%	3.37%	3.93%	4.49%	5.05%	5.61%	6.17%
$ 11,925 - 14,300	$ 5,963 - 7,150	11.80	3.40	3.97	4.54	5.10	5.67	6.24
$ 14,301 - 28,266	$ 7,151 - 14,133	16.70	3.60	4.20	4.80	5.40	6.00	6.60
$ 28,267 - 44,612	$ 14,134 - 22,306	18.40	3.68	4.29	4.90	5.51	6.13	6.74
$ 44,613 - 58,100	$ 22,307 - 29,050	20.10	3.75	4.38	5.01	5.63	6.26	6.88
$ 58,101 - 61,930	$ 29,051 - 30,965	29.50	4.26	4.96	5.67	6.38	7.09	7.80
$ 61,931 - 78,266	$ 30,966 - 39,133	31.00	4.35	5.07	5.80	6.52	7.25	7.97
$ 78,267 - 117,250	$ 39,134 - 70,350	31.98	4.41	5.15	5.88	6.62	7.35	8.09
$117,251 - 178,650	$ 70,351 - 146,750	34.70	4.59	5.36	6.13	6.89	7.66	8.42
$178,651 - 319,100	$146,751 - 319,100	39.23	4.94	5.76	6.58	7.41	8.23	9.05
Over $319,100	Over $319,100	41.05	5.09	5.94	6.78	7.63	8.48	9.33

Note: This table reflects the following:

1	The above tax rates represent 2004 Federal income tax rates and 2003 California income tax rates. California has not yet published its 2004 personal income tax rates.
2	Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $142,700, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,100 (or fraction thereof) of AGI in excess of $214,050 for married taxpayers filing a joint tax return and $142,700 for single taxpayers. The effect of this phase out of personal exemptions is not reflected in the above table.
3	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
4	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
5	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF FLORIDA

2004 Tax Year

			TAX EXEMPT YIELD
Taxable Income Bracket			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
Joint Return	Single Return	Effective Federal Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 14,300	$ 0 - 7,150	10.00%	3.33%	3.89%	4.44%	5.00%	5.56%	6.11%
$ 14,301 - 58,100	$ 7,151 - 29,050	15.00	3.53	4.12	4.71	5.29	5.88	6.47
$ 58,101 - 117,250	$ 29,051 - 70,350	25.00	4.00	4.67	5.33	6.00	6.67	7.33
$117,251 - 178,650	$ 70,351 - 146,750	28.00	4.17	4.86	5.56	6.25	6.94	7.64
$178,651 - 319,100	$146,751 - 319,100	33.00	4.48	5.22	5.97	6.72	7.46	8.21
Over $319,100	Over $319,100	35.00	4.62	5.38	6.15	6.92	7.69	8.46

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI) less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $142,700, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,100 (or fraction thereof) of AGI in excess of $214,050 for married taxpayers filing a joint tax return and $142,700 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.
5	Florida does not impose a state personal income tax.

STATE OF NEW YORK

2004 Tax Year

			TAX EXEMPT YIELD
Taxable Income Bracket			3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 14,300	$ 0 - 7,150	13.60%	3.47%	4.05%	4.63%	5.21%	5.79%	6.37%
$ 14,301 - 16,000	$ 7,151 - 8,000	18.40	3.68	4.29	4.90	5.51	6.13	6.74
$ 16,001 - 22,000	$ 8,001 - 11,000	18.83	3.70	4.31	4.93	5.54	6.16	6.78
$ 22,001 - 26,000	$ 11,001 - 13,000	19.46	3.72	4.35	4.97	5.59	6.21	6.83
$ 26,001 - 40,000	$ 13,001 - 20,000	20.02	3.75	4.38	5.00	5.63	6.25	6.88
$ 40,001 - 58,100	$ 20,001 - 29,050	20.82	3.79	4.42	5.05	5.68	6.31	6.95
$ 58,101 - 117,250	$ 29,051 - 70,350	30.14	4.29	5.01	5.73	6.44	7.16	7.87
$117,251 - 150,000	$ 70,351 - 100,000	32.93	4.47	5.22	5.96	6.71	7.46	8.20
$150,001 - 178,650	$100,001 - 146,750	33.31	4.50	5.25	6.00	6.75	7.50	8.25
$178,651 - 319,100	$146,751 - 319,000	37.94	4.83	5.64	6.45	7.25	8.06	8.86
$319,101 - 500,000	$319,001 - 500,000	39.79	4.98	5.81	6.64	7.47	8.30	9.14
Over $500,000	Over $500,000	40.01	5.00	5.83	6.67	7.50	8.33	9.17

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $142,700, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,100 (or fraction thereof) of AGI in excess of $214,050 for married taxpayers filing a joint tax return and $142,700 for single taxpayers. The effect of the phase out of personal exemptions it not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision in not included in the above table.

CITY OF NEW YORK

2004 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		3.00%	3.50%	4.00%	4.50%	5.00%	5.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,300	16.22%	3.58%	4.18%	4.77%	5.37%	5.97%	6.56%
$ 14,301 - 16,000	20.87	3.79	4.42	5.06	5.69	6.32	6.95
$ 16,001 - 21,600	21.30	3.81	4.45	5.08	5.72	6.35	6.99
$ 21,601 - 22,000	21.83	3.84	4.48	5.12	5.76	6.40	7.04
$ 22,001 - 26,000	22.47	3.87	4.51	5.16	5.80	6.45	7.09
$ 26,001 - 40,000	23.02	3.90	4.55	5.20	5.85	6.50	7.14
$ 40,001 - 45,000	23.83	3.94	4.59	5.25	5.91	6.56	7.22
$ 45,001 - 58,100	23.87	3.94	4.60	5.25	5.91	6.57	7.22
$ 58,101 - 90,000	32.83	4.47	5.21	5.96	6.70	7.44	8.19
$ 90,001 - 117,250	32.87	4.47	5.21	5.96	6.70	7.45	8.19
$117,251 - 150,000	35.56	4.66	5.43	6.21	6.98	7.76	8.53
$150,001 - 178,650	36.32	4.71	5.50	6.28	7.07	7.85	8.64
$178,651 - 319,100	40.74	5.06	5.91	6.75	7.59	8.44	9.28
$319,101 - 500,000	42.51	5.22	6.09	6.96	7.83	8.70	9.57
Over $500,000	42.90	5.25	6.13	7.00	7.88	8.76	9.63

		SINGLE RETURN
$ 0 - 7,150	16.22%	3.58%	4.18%	4.77%	5.37%	5.97%	6.56%
$ 7,151 - 8,000	20.87	3.79	4.42	5.06	5.69	6.32	6.95
$ 8,001 - 11,000	21.30	3.81	4.45	5.08	5.72	6.35	6.99
$ 11,001 - 12,000	21.93	3.84	4.48	5.12	5.76	6.40	7.05
$ 12,001 - 13,000	22.47	3.87	4.51	5.16	5.80	6.45	7.09
$ 13,001 - 20,000	23.02	3.90	4.55	5.20	5.85	6.50	7.14
$ 20,001 - 25,000	23.83	3.94	4.59	5.25	5.91	6.56	7.22
$ 25,001 - 29,050	23.87	3.94	4.60	5.25	5.91	6.57	7.22
$ 29,051 - 50,000	32.83	4.47	5.21	5.96	6.70	7.44	8.19
$ 50,001 - 70,350	32.87	4.47	5.21	5.96	6.70	7.45	8.19
$ 70,351 - 100,000	35.56	4.66	5.43	6.21	6.98	7.76	8.53
$100,001 - 146,750	36.32	4.71	5.50	6.28	7.07	7.85	8.64
$146,751 - 319,100	40.74	5.06	5.91	6.75	7.59	8.44	9.28
$319,101 - 500,000	42.51	5.22	6.09	6.96	7.83	8.70	9.57
Over $500,000	42.90	5.25	6.13	7.00	7.88	8.76	9.63

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $142,700, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions as well as the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $3,100 (or fraction thereof) of AGI in excess of $214,050 for married taxpayers filing a joint tax return and $142,700 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits.

TAX EXEMPT

SECURITIES TRUST

27,000 Units            Dated November 19, 2004

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-117416, 333-118333, 333-118332, 333-114578, 333-113128 and 333-119209) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

(212) 816-6000

Trustee:

The Bank of New York

2 Hanson Place, 12th Floor

Brooklyn, New York 11217

(877) 363-3613

This Prospectus does not constitute an offer

to sell, or a solicitation of an offer to buy,

securities in any state to any person to whom

it is not lawful to make such offer in such

state.

Summary of Essential Information	A-10
Portfolio Summary as of Date of Deposit	A-13
Report of Independent Registered Public Accounting Firm	A-16
Statements of Financial Condition	A-17
Portfolios	A-19
Notes to Portfolios of Securities	A-32
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-10
Expenses and Charges	B-14
Public Offering	B-15
Rights of Holders	B-20
Sponsor	B-24
Trustee	B-25
Evaluator	B-26
Amendment and Termination of the Trust Agreement	B-26
Miscellaneous	B-27
Bond Ratings	B-27
Federal Tax Free vs. Taxable Income	B-30
The State Trusts	C-1
Tax Free vs. Taxable Income	C-26

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2004 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	UT 7001 (11/04)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	The Bank of New York	13-5160382

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

Undertaking.

Signatures.

Consent of Independent Registered Public Accounting Firm.

The following exhibits:

1.1

—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1

—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.1.2

—Amendment to Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1.2 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.2

—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1.2).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special California counsel.

3.3	—Opinion of special Florida counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The Registrant, Tax Exempt Securities Trust, Intermediate Term Trust 77, National Trust 404 (Insured), National Trust 405, California Trust 216, Florida Trust 137 and New York Trust 250, hereby identifies National Trust 347, Arizona Trust 1, Florida Trust 124 and Michigan Trust 1 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 19th day of November, 2004.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS

(Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Citigroup Global Markets Inc.:

NAME	TITLE

ROBERT DRUSKIN	Chief Executive Officer, President, Chairman and Director

TODD THOMSON	Director

CLIFF VERRON	Chief Financial Officer

By	/S/ GEORGE S. MICHINARD, JR.
George S. Michinard, Jr. (Attorney-in-Fact for the persons listed above)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-101236, 333-108493 and 333-119745.